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BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
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WASHINGTON, DC

FOUNDED 1866

File Number 82-5126

March 5, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: <u>Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126</u>

Ladies and Gentlemen:

Pursuant to the requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "**Act**"), on behalf of Cassa di Risparmio di Firenze S.p.A. (the "**Company**"), enclosed please find one copy of each of the following documents:

A. an English version of the Press Release, dated January 30, 2007, regarding the Company's 2007 Events Calendar;

B. an English version of the Press Release, dated February 1, 2007, regarding the Company's session at the UBS Italian Financial Services Conference;

C. an English version of a list, dated February 9, 2007, of the new branches opened by the Company in 2006;

D. an English version of the Company's Articles of Association, amended as of January 2, 2007;

E. an English version of the Quarterly Consolidated Report as of September 30, 2006;

F. Notices (in Italian and English), for the period from January 2006 to January 2007, pursuant to the Italian Internal Dealing Rules.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Company that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger delivering the package. As always, please do not hesitate to contact the undersigned with any further questions or comments you may have.

Very truly yours,

Aryeh H. Zarchan M/W

Aryeh H. Zarchan

Enclosures

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.
(without enclosures)

Avv. Alessandra Guercia
Camozzi Bonissoni Varrenti & Associati
(without enclosures)

BANCA CR FIRENZE

Press Release

2007 COMPANY EVENTS CALENDAR

In accordance with the Borsa Italiana Spa regulation, listed hereunder are the dates of the company's main events scheduled in 2007.

Event	**Date**
Board of Directors Approval of 2006 Annual Report and 2006 Consolidated Report	26 March
Annual General Meeting - Approval of 2006 Annual Report	26 April
Board of Directors Approval of Consolidated Report as at 31 March 2007	14 May
Board of Directors Approval of 2007 Consolidated Interim Report	10 September
Board of Directors Approval of Consolidated Report as at 30 September 2007	12 November

As in the past, the company will not draft the reports for the second and fourth quarter. Consequently, the Interim Report and the Annual Report draft will be released to the public within the seventy-fifth and ninetieth day from the end of each semester.

Florence, 30 January 2007

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

Press release

CONSUMER CREDIT: THE FUTURE GROWTH OF FINDOMESTIC BANCA

- **Revision of business model underway and a first outlook of the 2010 figures**
  - new business volumes of approximately Euro 10 billion
  - average outstanding loans of approximately Euro 16 billion
  - 2% profitability[1]

Today Banca CR Firenze held its session during the UBS Italian Financial Services Conference which is being held in Milan until February 2. The subject of the meeting, "Competing for sustainable returns" suggested a presentation on consumer credit given by Chiaffredo Salomone, General Manager Findomestic Banca, the Italian market leader in which Banca CR Firenze holds a 50% stake.

The first part of the presentation covered the recent development of this specific financial sector, which has been characterised by a significant increase in the use of instalment loans by Italian families and by a consequent sharp increase in business volumes. The presentation then went on to describe the main trends envisaged for the sector in future years. Loan dynamics are expected to remain positive, with annual business volumes that could grow on average by 12% until 2010. The composition of the portfolio will change, with personal loans and credit cards increasing their share, a trend that has been evident for some time now.

In this context, Findomestic Banca's strategic endeavours will be to consolidate its market share (11.5% in September 2006), to reduce average customer acquisition costs and to maintain adequate profit margins. As always, specific attention will be paid to risk management, the cost of which will be maintained at levels lower than the sector average. In a growth scenario of this nature, Findomestic Banca expects to achieve annual business volumes of Euro 10 billion in 2010, with the value of average outstanding loans reaching around Euro 16 billion. Profitability[1] is expected to reach approximately 2%.

This strategy confirms the company's mission as a partner to its customers, helping make their projects become reality and improving their quality of life by making credit more accessible, responsible and of social and economic use to the country.

Florence, 1 February 2007

[1] Gross operating income/average outstanding loans

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

---

www.bancacrfirenze.it/investors

BANCA CR FIRENZE

2006 - New branches

During 2006 the following branches have been opened:

1. Genova Bolzaneto (GE)
2. Castel Maggiore (BO)
3. San Lazzaro di Savena (BO)
4. Bologna Arcoveggio (BO)
5. Tivoli Terme (RM)
6. Reggio Emila, branch no.2 (RE)
7. Genova Centro (GE)
8. San Giovanni in Persiceto (BO)
9. Pomezia (RM)
10. Tivoli (RM)
11. Granarolo (BO)
12. Branch no. 45 (FI)
13. Branch no. 11 (FI)

Daewoo Bank (Romania) S.A., now renamed Banca C.R. Firenze Romania S.A., has been acquired in March and accounts for 11 branches.

Following the change of the methods governing the inclusion of branches within the list, an additional branch has to be added to the list itself. Therefore, as of end of 2006, the Group totals 552 branches (527 in 2005).

February 9th , 2006

CASSA DI RISPARMIO DI FIRENZE
BANCA CR FIRENZE
Società per Azioni

Parent Company of *Gruppo Banca CR Firenze*
Banking Groups Registration N° 6160.6
Registered Head Office: via Bufalini 6, Florence
Capital shares: Euro 827,306,961.00 entirely paid
Register of Companies, Fiscal & VAT n° 04385190485

Articles of Association

Last updated on
2 January 2007
Amendment to the text of Article 5
following the exercise of stock options

Article 1 – Name

"Cassa di Risparmio di Firenze Società per Azioni", hereinafter also named "Banca CR Firenze SpA", is a joint stock company established pursuant to Law 218 of 30 July 1990, and Legislative Decree 356 of 20 November 1990, through the transfer of the banking business of the Cassa di Risparmio di Firenze as it was then called, and of which the Ente Cassa di Risparmio di Firenze (the "Transferring Institution") is a continuation.

The Company may use, along with its own distinctive brand marks, the names of other companies that it has absorbed in time, through mergers or other causes, as long as the other names are used jointly with its own company name, as specified above.

The Company is the parent company of the "Banca CR Firenze" group, pursuant to article 61 of Legislative Decree 385 of 1 September 1993.

Article 2 – Registered Office

The registered office of the Company is at Via Bufalini n. 6, Florence. The Board of Directors may establish partners and agencies in Italy and abroad, in accordance with the relevant governing legislation.

Article 3 – Duration

The Company's duration shall be until 31 December 2100. This term may be extended.

Article 4 - Purpose of the Company

The Company's purpose is to accumulate savings and provide loans in various forms, including activities that were performed by its predecessor, the Cassa di Risparmio di Firenze, pursuant to law or to administrative provisions, including loans against pledges, agricultural loans, and loans to artisans.

The Company may undertake all permitted transactions and banking and financial services, may issue bonds, and, subject to obtaining the required authorizations, establish and manage open pension funds pursuant to article 9 of Legislative Decree 124 of 21 April 1993, each allocated with its own separate and independent assets within the context of Company assets pursuant to article 2117 of the Civil Code, or to undertake custodian duties for the balances of the said funds.

The Company, in its capacity as parent company of the Banca CR Firenze group, controls and manages the various activities undertaken by the group in order to ensure overall stability, in the pursuit of economic, financial and asset growth.

In performing its management and coordination activities, the Company, in the interests of group stability, shall issue, *inter alia*, instructions to members of the group to comply with Bank of Italy regulations.

The Company may undertake any other transaction and activity not reserved by law to other parties, which is instrumental or in any way connected to the attainment of company objectives.

Article 5 - Registered capital

The share capital shall be **Euro 827,306,961.00** divided into **1,378,844,935** shares of a nominal value of Euro 0.60 each. A share capital increase may be made by issuing shares against receivables or payment in kind.

Among all the operations executed by the Board of Directors, in accordance with article 2443 of the Civil Code and on the basis of the mandate it received from the General Shareholders' Meeting of 27 March 2000, on matters pertaining to the "Incentive Stock Plan" reserved to company executives and to executives employed by the other banks in the Group, pursuant to article 2441, paragraph 5, of the Civil Code, only the paid-in share capital increase decided by the Board of Directors on 31 July 2003 remains to be fully completed. To this date, in accordance to the resolutions voted by the General Meeting of Shareholders held on 27 April 2006, a maximum number of 6,800,000 shares of a current nominal value of Euro 0.60 each has been determined and may be subscribed from 1 August 2006 to 1 August 2009. At **31 December 2006**, following the implementation of the above-described operation a total number of **3,992,352** shares had been issued..

The Extraordinary General Shareholders' Meeting held on 27 April 2006 authorized a share reverse split operation on the company share capital whereby the entitled shareholders will receive six new ordinary shares of a nominal value of Euro 1.00 for every ten shares of a nominal value of Euro 0.60 in their possession. This operation will begin after the completion of the free and paid-in share capital increases, authorized by the same Shareholders' Meeting. The date of effect will be that of the commencement of the share reverse split operation and must take place within a period of time ranging from three months after completion of the paid-in share capital increase until 27 July 2007. The Board of Directors has received the mandate to set the commencement date of the share reverse split operation, in compliance with regulators' directives, and all the other implementation methods foreseen by the provisions of laws and regulations currently in force.

The shares are registered and indivisible.

Each share gives the holder the right to one vote.

By resolution of the extraordinary Meeting, preference shares may be issued, together with other categories of shares with various rights.

The purchase or subscription of shares, by any party, directly or through subsidiaries, trust companies, or through third parties, is subject to regulations governing capital holdings in banks and parent companies of banking groups.

Article 6 – Shareholders' Meeting

The legally constituted Shareholders' Meeting represents all shareholders, and its resolutions, adopted in accordance with law and the articles of association, are binding on all shareholders, including non-participating and dissenting shareholders.

The ordinary Meeting is held at least once a year, within four months of the close of the company's financial year.

Procedures for Meetings are regulated by appropriate standing orders approved by an ordinary Meeting. Meetings are chaired by the Chairman of the Board of Directors, or in his absence or inability to attend, by the Deputy Chairman. In the event of the absence or inability to attend of both the Chairman and the Deputy Chairman, the Meeting shall elect a Chairman from among those present.

The Meeting shall appoint a Secretary to assist the Chairman. The presence of the Secretary is not necessary when the minutes are drawn up by a Notary.

Without prejudice to powers to convene meetings provided by specific provisions of law, Meetings are called by the Chairman acting on appropriate resolutions of the Board of Directors, and may be convened in places other than the registered offices provided that they are held in Italy. Meetings are convened by means of a notice indicating the day, time, and place of the Meeting, together with an order of business, to be published in the "Official Gazette of the Italian Republic" under the terms provided by current legislation. The notice may also indicate the day fixed for a second Meeting, and, if necessary, for a third Meeting, if the first and second Meetings are inconclusive.

Article 7 – The right to attend General Meetings

To attend meetings of the company, it is necessary to submit to the bank's registrar, at least two days prior to the date of the meeting, the right-to-vote certificate, pursuant and in accordance to article 85, paragraph 4 of the Legislative Decree 58 of 24/02/1998 and article 31 of Legislative Decree 213 of 24/06/1998, or a broker's certificate as per article 2370, paragraph 2 of the Civil Code. The shares quoted in the aforesaid certificates cannot be sold or used as the object of a financial transaction until the meeting has taken place, unless the shareholder rejects his right to attend the forthcoming meeting.

The Chairman of the Meeting shall be responsible for ascertaining the correct assembly proceedings and the true identity and voting rights of the participants in addition to directing and moderating discussions and ascertaining voting results.

Article 8 – Establishment and resolutions of Meetings

The provisions of law shall be observed in order to ensure that the Meetings and their relevant resolutions are validly established unless provided otherwise by these Articles of Association.

If a Banking Foundation (as defined hereunder) including the Transferring Institution, participating in an ordinary shareholders' meeting, is capable of exercising a vote that expresses the majority of the shares present and entitled to vote, on the basis of the capital present or represented at the meeting, as ascertained by the Chairman of the meeting during its course and immediately before each vote, the Chairman shall notify the meeting of this situation and exclude the Banking Foundation from the vote, for the purposes of the resolution in which this circumstance has occurred, limiting the number of shares that represent the difference plus one share between the number of shares of the said Banking Foundation and the total amount of shares of the remaining shareholders (other than the Banking Foundation), that are present and entitled to participate in the said vote.

Shares excluded from the vote pursuant to the second paragraph above shall however be taken into account for the regular establishment of the Shareholders' Meeting, but not for the majority required for the approval of resolutions of the Meeting.

For the purposes of these Articles of Association, "Banking Foundation" shall be understood as a shareholder that is classified as a banking foundation as governed by Law 461 of 23 December 1998, and by Legislative Decree no. 153 of 17 May 1999, as amended, or that is controlled directly or indirectly by one or more of the said Banking Foundations. For the purposes of the application of the second paragraph above of this Article 8, the shares of parties controlled by a Banking Foundation shall be included with those of the controlling Foundation.

The control indicated above applies in the cases provided for by Article 6 of Legislative Decree no. 153 of 17 May 1999, as supplemented by Article 6 of Ministerial Decree no. 150 of 18 May 2004, as amended.

The provisions of the second paragraph of this Article shall also apply when the vote expressing the majority of shares present and entitled to vote at ordinary shareholders' meetings pursuant to the said second paragraph includes the votes of other shareholders that directly or indirectly adhere to agreements on the exercise of the right to vote or to the transfer of shares in the Company and in all cases to agreements and/or understandings in the nature of a voting pact pursuant to Article 122 of Legislative Decree no. 58 of 24 February 1998, and Article 20 of Legislative Decree no. 385 of 1 September 1993, in which the Banking Foundations have contributed the majority of syndicated shares. In such cases, the limitation of shares entitled to vote shall be applied to each shareholder in proportion to the total shares of parties to the agreement who are present at the meeting.

Article 9 – Board of Directors

The Company is administered by a Board of Directors appointed by the Shareholders' Meeting. The Board is composed of an even number between 10 and 18 members, including the Chairman of the Board, the number to be determined by the Shareholders' Meeting. The General Manager may also be appointed as a Director.

The Chairman and Deputy Chairman are appointed from among their own members by the Board of Directors, if not appointed by the Shareholders' Meeting.

Directors, unless resolved otherwise by a Shareholders' Meeting, shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year. Directors may be re-elected. If a majority of Directors cease to perform their functions due to resignation or for any other reason, the entire Board shall be considered as outgoing, although remaining with full powers until the a new board is elected. The remaining Directors must call a Shareholders' Meeting without delay for the purpose of appointing a new Board.

Directors shall be elected by a list voting system, as follows:

(i) the appointment of the Board of Directors shall take place on the basis of lists presented by shareholders pursuant to the following paragraphs, in which candidates must be listed by numerical order;

(ii) lists presented by shareholders must be deposited at the offices of the Company and published at the shareholders' expense in at least two national newspapers, one of which must be a financial newspaper, at least ten days before the date established for the initial Shareholders' Meeting;

(iii) each shareholder may present or contribute to the presentation of one single list, and each candidate may be presented in one single list on penalty of ineligibility;

(iv) shareholders who form part of a controlling relationship pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree must be considered as a single shareholder and may not, as a group, present more than one list;

(v) only shareholders that, individually or together with other shareholders, are holders of shares representing at least 2.5% of the registered capital with a right to vote at ordinary shareholders' meetings shall have the right to present lists; in order to attest to the holding of the necessary number of shares for presentation of lists, shareholders must present and/or deliver proper certification issued by the broker with whom the shares are deposited to the Company offices at least ten days before the date fixed for the initial Shareholders' Meeting.

(vi) together with each list, declarations by individual candidates, accepting the candidature and attesting, under their own responsibility, that no grounds exist for their ineligibility or incompatibility, that they

possess the requirements for appointment to the post, and, where applicable, that they possess the requirements of independence provided by law and by the corporate governance code for listed companies, which must be possessed by at least two candidates for each list, must be deposited within the aforementioned time limit;

(vii) each party entitled to vote may vote for a single list only. Shareholders who form part of a controlling relationship pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree, including where only one has presented a list, may vote only for the said list (even where the list is formally presented by only one of the shareholders); similarly, shareholders that have presented a common list pursuant to point (v) above, may vote only for the said list;

(viii) lists for presentation of which all the provisions of this Article 9 have not been observed shall be considered as not presented;

(ix) the election of the Board of Directors shall proceed as follows:

(a) the votes obtained by the lists shall be divided successively by one, two, three, four, and so on, according to the number of Directors to be elected. The quotients thus obtained shall be assigned progressively to each of the candidates on the said list, according to the order respectively provided therein. The quotients thus attributed to the candidates of the various lists shall be arranged in a single list in decreasing order. Subject to the provisions of letters (b) to (g) below, those candidates who have achieved the highest quotients shall be elected. In the event that more than one candidate has received the same quotient, the candidate on the list that has still not elected a director or that has elected the lesser number of directors shall be elected. In the event that none of the said lists have yet elected a director, or all the lists have elected the same number of directors, the candidate from the said lists that has obtained the greater number of votes shall be elected;

(b) the list that has obtained the greater number of votes shall in all cases be assigned, in the progressive order in which candidates are listed in the said list, a number of directors equal to at least half those to be elected, plus two directors, obviously provided that, on the basis of the calculation indicated at letter (a), the said list is not entitled to a greater number of directors. However, where several lists exist, at least one director must be appointed from the list that is second in the number of votes. The directors thus assigned to the majority list shall be struck off in decreasing order from the list drawn up under the provisions of letter a), it being understood that the other candidates shall retain their original quotients;

(c) in derogation of the provisions of letter (b) above, if the list that has obtained the greater number of votes is presented exclusively by one or more Banking Foundations, a number of directors equal to no more than half of the total amount of directors to be elected shall be appointed from that list.

If the list that has obtained the greater number of votes has been presented by one or more Banking Foundations together with one or more other shareholders, the number of directors designated by Banking Foundations may not in any case exceed half the total of directors to be elected;

(d) directors not assigned to the majority list within the terms indicated above shall be drawn from the other lists, applying the mechanism indicated at letter (a) above;

(e) each of the other lists shall be assigned a maximum number of three directors, according to the order indicated on each list. Each directorship in excess of this number shall be assigned in turn to the first of the candidates not elected in decreasing order, who belong to a list from which at least one and less than three directors have been drawn. In the absence of available lists, the excess directorships shall be assigned to the majority list in the listed order of non-elected candidates in accordance with the provisions of letters (b) and (c) above;

(f) at least two directors from the majority list that possess the independence requirements indicated at point (vi) must be drawn from the majority list, derogating from the list order if necessary; similarly, a further independent director must be drawn from each minority list that has nominated the maximum number of administrators permitted by letter (e) above;

(g) if no list or one single list is presented, the Shareholders' Meeting shall appoint the Board of Directors by the methods indicated at Article 8.

The Shareholders' Meeting shall provide, by the methods established at Article 8, for appointment of directors that, for any reason, are not appointed pursuant to the procedures indicated at the 4th paragraph above.

The Board shall appoint a Secretary and deputy Secretary who is either a Director or a Company Manager.

Article 10 – Board Meetings

The Board shall normally meet once a month, including in places other than the registered office, but within the European Union, upon the Chairman's convocation, who must, in all cases, call a Meeting when requested to do so by at least one third of Directors or by the Statutory Auditors.

Notice of the Meeting must be issued by registered letter to the address for service of Directors and Statutory Auditors, at least five days prior to the day of the Meeting. In cases of urgency, Meetings may be convened by telegram, telex, fax or other means that guarantee reception, with reduced notice of twenty-four hours.

If the Chairman is absent or unable to attend, the Board shall be chaired by the Deputy Chairman. In his absence, the Board shall be chaired by the longest serving Director. The longest serving Director shall be understood as the Director who has served uninterruptedly for the longest time. In the event of a tie due to contemporaneous appointment, the eldest Director shall serve.

In order for resolutions of the Board of Directors to be valid, a majority of sitting Directors must be present, and resolutions must be taken by an absolute majority of those present.

If the General Manager is not a Director, he may participate in Board Meetings without voting rights.

The Secretary or his replacement shall be responsible for drawing up the minutes of each meeting, which must be signed by the person chairing the meeting and the Secretary.

Participation in meetings of the Board of Directors through the use of videoconference systems is permitted provided that all entitled parties may participate and be identified, are capable of intervening in the discussion in real time, and may receive, examine, and transmit documents. The Board meeting shall be considered as held in the place in which the Chairman and Secretary are present.

Article 11 – Directors' remuneration

Board members are entitled to remuneration in accordance with the resolutions adopted by the Shareholders' Meeting which shall determine the amount, a fixed annual fee and attendance fees, and reimbursement, including by lump sum payment, of expenses incurred in the exercise of their office.

In accordance with the recommendation of the Statutory Auditors, the Board shall determine the remuneration due to Directors who have been assigned particular responsibilities under these Articles of Association, or other particular assignments, mandates or duties.

Article 12 – Powers of the Board

The Board of Directors possesses all the powers for the ordinary and extraordinary administration of the Company that have not been reserved, by inviolable provision of law or of the Articles of Association, to the Shareholders' Meeting.

The Board of Directors is empowered to vote resolutions pertaining to the following issues: amendments to company bylaws to conform them to new legal regulations, mergers specifically foreseen in articles 2505 and 2505 bis of the Civil Code and share capital decreases when one or more shareholders withdraw. Reference is always made to article 2436 of the Civil Code.

The Board of Directors shall appoint an Executive Committee from among its own members, determining its functions and powers, and may appoint a Managing Director, setting out the limits of their authority.

For specific actions, for individual transactions and specific sections of Company management, the Board may also confer mandates on individual Directors, determining the limits of their mandates and the powers granted to them.

Resolutions concerning the following matters are reserved to the Board of Directors and may not be delegated, other than where provided by law:

the determination of general management guidelines;

the appointment of the General Manager and of one or more Deputy General Managers and their revocation, removal or termination.

the determination of the highest level organizational structure of the Company and the relevant internal regulations, including the definition of personnel policy;

the purchase and sale of its own shares;

the acquisition or transfer of shareholdings that may affect the composition of the banking group and significant transactions with related parties;

the determination of the functions and powers to be granted to the Executive Committee, the Managing Director, if appointed, to Directors to whom any particular mandates have been granted, and to the General Manager, including in relation to the granting of credit, and at the General Manager's suggestion supervisors of distribution units and other Company employees on the basis of their functions;

the approval of consolidated financial statements.

the definition of general group strategies and the relevant implementation criteria, in particular in relation to capitalization policies, distribution channels, share acquisition or divestment, personnel policies, and the definition of uniform methods for the implementation of regulations and instructions issued by the Supervisory Body and the approval of group Regulations.

the resolutions described in the second paragraph of article 12 of the bylaws.

By appropriate resolution and in all cases for the purpose provided by law, the Board may vest Directors, the General Manager, Company employees, and all levels of employees of related or subsidiary companies operating in the context of corporate organization with powers of signature and representation of the Company, including in legal proceedings.

In cases of need and urgency, the Chairman, by agreement with the General Manager, may assume decisions reserved to the Board, except for those set out in the fifth paragraph above, and all decisions reserved to the Executive Committee with immediate effect against third parties. The competent Body must be notified of any such decision at its next meeting.

The Board of Directors shall promptly notify the Statutory Auditors of its activities and the most significant economic, financial and asset operations undertaken by the Company or by subsidiaries, with particular reference to operations involving interests of one or more members, directly or through third parties. Notifications, at least on a quarterly basis, shall be made verbally during Board meetings or by written notification to the Board of Auditors.

Article 13 – Chairman

The Chairman has the power to legally represent the Company in its relations with third parties and in legal proceedings. The Chairman convenes and chairs Shareholder's meetings, the Board of Directors, and the Executive Committee, with responsibility for initiatives and coordination.

If the Chairman is absent or unable to attend, he shall be replaced by the Deputy Chairman or in the latter's absence, by the longest serving Director, identified by the terms indicated at article 10, paragraph 3.

Article 14 – Executive Committee

The Executive Committee is composed of a minimum of 5 and a maximum of 8 members.

The Chairman, Deputy Chairman, Managing Director, where appointed, and the General Manager, when the latter is a member of the Board of Directors, shall be ex-officio members of the Executive Committee.

The term of office of non ex-officio members of the Committee shall be established by the Board of Directors. The frequency of meetings and procedures for convening meetings shall be established by the Committee itself.

The provisions of article 10, paragraphs 4 et seq. shall apply in relation to the validity of resolutions and other regulations for meetings and the keeping of minutes. The Secretary of the Board of Directors shall perform the function of Secretary of the Committee.

The Executive Committee shall report to the Board of Directors and the Statutory Auditors, at least on a quarterly basis, during meetings or by written document with respect to general management trends, their foreseeable evolution, and the most significant operations undertaken by the Company and its subsidiaries in terms of size and nature. This obligation shall extend to the Managing Director, if appointed.

Article 15 – Board of Auditors

The ordinary meeting shall appoint three Statutory Auditors and two alternate auditors. Statutory and Alternate Auditors, whether permanent or replacement, must possess the requirements set by the regulations and may be re-elected.

Auditors shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year.

At least one statutory and one alternate auditor must be entered in the register of auditors held by the Ministry of Justice and have acted s statutory auditor for a period of not less than three years.

Pursuant to paragraph 3 of article 1 of Ministry of Justice Decree no. 162 of 30 March 2000, the sectors that strictly relate to company activities are those of credit, finance, and insurance.

The functions and remuneration of Auditors shall be in accordance with the law. Auditors are also entitled to the same attendance fees as Directors, as provided by the Shareholders' Meeting, and to reimbursement, including by lump sum payment, of expenses incurred in performing their duties.

Persons who are in situations legally declared incompatible or who do not possess the requirements of integrity and professionalism established by law and/or by secondary implementation regulations may not be elected Auditors, or if elected, shall forfeit their office. Persons who are Statutory Auditors for more than five Italian companies listed on Italian regulated markets, that are not part of the Banca CR Firenze Group, may not be appointed auditors.

The Statutory Auditors, through a written notice signed by the Chairman of the Board of Statutory Auditors, must immediately give *Banca d'Italia* information on all those documents and events which have emerged in the course of their activities and which imply irregularities in the company's management or violations of banking activities rules.

Article 16 – Appointment of Board of Auditors

Unless unanimously resolved otherwise by a Shareholders' meeting, permanent members of the Board of Auditors shall be appointed on the basis of lists presented by shareholders according to the procedures indicated below.

Lists presented must indicate a minimum of three candidates, listed in numerical order. Each candidate may be proposed in a single list only, on penalty of ineligibility.

Shareholders registered in the shareholder's register at least 5 days before the date set for the initial shareholder's meeting and who, individually or together with other shareholders, represent at least 1% of shares with voting rights shall have the right to present a list. In order to demonstrate legal ownership of sufficient shares for presentation of lists, Shareholders must simultaneously provide the company's registered office with copies of the admission tickets issued by the custodians of their shares.

Each shareholder may only contribute to the presentation of one list. Where this provision is violated, all contributions to lists by the violating party shall be invalidated. Lists, duly signed by the parties that present them, must be filed with the company's registered offices at least 5 days before the date set for the initial Shareholders' meeting.

Together with each list and within the terms indicated above, each individual candidate must file a declaration accepting their nomination, assuming full responsibility, attesting to the absence of any reason for ineligibility, and compliance with the requirements set by the relevant regulations for such positions. The requirements set out in article 15, third paragraph, of these Articles must be fulfilled at least by the first and the third candidate of each list presented. Any list for presentation which has not complied with all the above provisions shall be considered as not presented.

Each party entitled to vote may vote for a single list only.

The two candidates of the list that has obtained the greater number of votes, and the first candidate of the list that has obtained the second highest number of votes shall be elected Statutory Auditors. The third candidate of the list that has obtained the greater number of votes, and the second candidate of the list that has obtained the second highest number of votes shall be elected alternate auditors. In the event of parity of votes between two or more lists, the candidates shall be elected in order of seniority until the vacant posts have been assigned.

The first candidate of the list that has obtained the greatest number of votes shall be appointed Chairman. In the event that two or more lists have the same number of nominations, the most senior candidate shall be appointed. In the event of replacement of a Statutory Auditor drawn from the list that obtained the greater number of votes, the said replacement shall be drawn from the same list. Similarly, the replacement of an auditor drawn from the second most voted list will be made from the same second most voted list.

For the purposes of this article, shareholders in the same group, including every parent and subsidiary company, or company under joint control or related pursuant to article 2359 of the Civil Code, including pursuant to a syndicate agreement pursuant to article 122 of Legislative Decree no. 58 of 24 February 1998, must be considered as a sole shareholder and may not present more than one list.

Where no list is presented under the terms indicated, the Assembly shall appoint auditors by a relative majority of the Shareholders present at the Shareholders' meeting. In the event of presentation of a single list, statutory and alternate auditors shall be elected from the said list in the order in which they are listed. Where no minority list receives votes, the Board of Auditors shall be completed by a resolution adopted by a relative majority of shareholders present in the Shareholders' meeting.

The appointment of Auditors for completion of the Board in accordance with article 2401 of the Civil Code shall be made by a relative majority of the Shareholders' Meeting.

Article 17 – Powers to convene meetings

The Board of Auditors may, by written communication to the Chairman, convene a Shareholders' Meeting, or meetings of the Board of Directors, or the Executive Committee. This power to convene meetings may also be exercised by at least two members of the Board of Auditors.

Article 18 – Authority for signature and representation of the company

Powers of signature and representation of the company, including powers to act in legal proceedings, may be awarded to the parties indicated in paragraph 6 of article 12, including by proxy signed by the Chairman according to the methods, limits, and for the purposes established by the Board of Directors.

The Board may also, for specific actions or categories of actions, authorize the Chairman to award proxies to persons external to the Company.

Article 19- General Manager

The General Manager is at the head of the Company's organizational structure and personnel, and exercises functions in the context of the provisions of these articles and the powers granted by the Board of Directors.

In particular, the General Manager:

manages resource strategy, establishes tasks and formulates qualitative and quantitative objectives for Group companies, in the context of the guidelines and according to the powers awarded to him by the Board.

undertakes all the measures relating to personnel of every type that are not reserved to the Board under article 12, paragraph 4, according to criteria fixed by the Board of Directors, and proposes all other measures relating to personnel to the Board of Directors or the Executive Committee.

for actions and issues not within his/her own competence, formulates duly prepared proposals to submit to the Company's collective decision-taking bodies, including for activities relating to the role of the parent company, according to the relevant powers, and provides for the execution of the resolutions adopted by the said Bodies.

ensures the correct performance of duties assigned to employees, including by means of inspections, investigations, and assessments.

arranges for collections and payments, with powers of mandate to other employees.

signs ordinary correspondence, endorsements, deeds, agreements, undertakings and documents in general that involve the ordinary activity of the Company and appends receipts to bills of exchange, credit instruments, cheques and orders issued by public and private administrations, with the power to delegate the powers to managers, executives and employees designated by him/her.

permits reductions, cancellations, subrogations and endorsements of mortgages, mortgage transcriptions and registrations, lift distraints, challenges, and other impediments of any kind, renounces subscription rights, with reference to corresponding reductions or credit settlements, with the power to delegate the said powers to managers, executives and employees designated by him/her.

take preventive measures to protect the Company names, including by means of applications for monitoring, precautionary and urgent provisions, including all that is considered necessary, as preventative measures, in the Company interest, with powers to award the relevant powers of attorney, and to delegate the said powers to managers, executives, and employees designated by him/her.

When not called to be a member of the Board of Directors, the General Manager participates in meetings of both the Board and the Executive Committee, without voting rights, exercising his/her constructive functions.

The General Manager is assisted by one or more deputy General Managers and/or Central Directors who replace him/her in if absent or unable to attend, according to the provisions of the Board of Directors.

The signature of the General Manager's replacement shall serve as evidence of the latter's absence or incapacity against third parties.

Article 20 – Financial Statement

The company financial year shall close on 31st December of each year.

In accordance with the provisions of law, the Board shall arrange for the preparation of the financial statement and the preparation and approval of the consolidated financial statement at the end of each financial year.

Article 21 – Profit distribution

The net profit resulting from the consolidated financial statements shall be allocated as follows:

a portion not less than 5% to the legal reserve, until the extent of the reserve reaches one fifth of the registered capital.

to the statutory reserve or any other reserve funds resolved by the Shareholder's meeting.

the residue to the holders of shares, subject to any allocation of a portion of profits not exceeding 2% of the total for charitable, cultural, scientific or Company image promotion purposes, determined by the Shareholder's meeting.

Dividends not redeemed within five years from the day in which the become payable shall be considered lapsed in favour of the Company, and allocated to the reserve fund.

The Board of Directors may resolve the distribution of advance payments on dividends in the cases, by the methods and within the limits allowed by current legal provisions.

Article 22 – Winding-up

The liquidation of the Company, at any time and for any reason, shall be governed by the provisions of the law.

Article 23 – General Provisions

Any matter not expressly provided for in these Articles shall be governed by the provisions of Law.

Introduction

The quarterly report at 30 September 2006 of Banca CR Firenze S.p.A. has been prepared based on the regulations issued by CONSOB ("Issuers' Regulations") for the companies whose shares are listed in the official list of Borsa Italiana, in compliance with the Bank of Italy's Circular Letter No. 262 - "Financial statements of Banks: formats and rules for compilation".

In accordance with the Issuers' Regulations, data are expressed, except as otherwise indicated, in millions of euros; in order to highlight the most significant variations, comparative data at 30 September 2005 and at 30 June 2006 are also provided in relation to economic balances and equity data, respectively. Specifically, taking account of the modified accounting recognition of the balances related to the companies operating in the tax collection sector, currently being disposed of, as well as the entry of the subsidiary Banca CR Firenze Romania SA, *acquired in the* first half of 2006, in the consolidation area, for the purposes of providing a correct representation of the business performance, balances at 30 September 2005 under the reclassified income statement were re-determined.

Banca CR Firenze Group – Summary consolidated data

(millions of euros)	30 September 2006	30 June 2006	30 September 2005 (1)	Change % (2)	31 December 2005
CONSOLIDATED INCOME STATEMENT DATA					
Net interest margin	415.0	268.6	382.3	+8.6%	502.9
Net commissions	168.5	112.9	169.9	-0.8%	264.9
Overall business margin	831.4	487.5	691.3	+20.3%	949.6
Value (adjustments)/write backs for worsening of loans and other financial assets	23.1	14.9	29.4	-21.4%	56.4
Net business margin	808.3	473.3	661.9	+22.1%	893.2
Operating expenses	433.5	287.5	443.3	-2.2%	625.9
Gains/(Losses) from current operations, including taxes	346.0	161.7	205.1	+68.7%	270.5
Parent Company net profit/(loss)	235.0	89.2	115.7	+103.1%	149.0
Comprehensive income (3)	156.4	81.2	139.2	+12.4%	147.0
EARNINGS RATIOS					
ROE (4)	24.0%	13.6%	13.0%	+11.0%	12.7%
Adjusted ROE (5)	16.0%	12.4%	15.7%	+0.3%	12.7%
Cost / Income ratio (6)	52.1%	59.0%	64.1%	-12.0%	65.9%
CONSOLIDATED BALANCE SHEET DATA					
Total assets	22,979.7	23,201.1	21,625.7	-1.0%	22,162.0
Customer loans (excluding doubtful loans)	13,735.0	13,882.0	12,761.1	-1.1%	12,999.7
Equity investments	476.7	450.3	391.7	+5.9%	435.1
Amounts payable	17,067.9	17,263.9	15,929.0	-1.1%	16,375.1
Shareholders' equity pertaining to the Group	1,598.5	1,512.1	1,279.5	+5.7%	1,326.0
CUSTOMERS' FINANCIAL ASSETS					
Total customers' financial assets	37,437.0	36,812.0	36,767.3	+1.7%	35,652.9
Direct borrowing	16,152.7	15,993.2	17,289.9	+1.0%	15,521.2
Indirect borrowing	21,284.3	20,818.8	19,477.4	+2.2%	20,131.7
- Administered savings	10,940.5	10,585.4	8,756.7	+3.4%	9,573.9
- Managed savings	10,343.8	10,233.4	10,720.7	+1.1%	10,557.8
- Asset management (assets managed with any destination - "GPM"; assets managed placed in open-end investment companies - "GPS"; assets managed placed only with funds run by related or associated banks - "GPF")	2,714.1	2,800.4	3,048.1	-3.1%	3,039.6
- Funds	4,984.7	4,787.1	4,985.2	+4.1%	4,780.7
- Insurance	2,645.0	2,645.9	2,687.4	0.0%	2,737.5
RISK RATIOS ON LOANS					
Net doubtful loans / Net customer loans	1.14%	1.06%	1.07%	+0.08%	1.12%
Other net problem loans (excluding doubtful loans) / Net customer loans	1.70%	1.69%	1.63%	+0.01%	2.19%
Net risk positions / net customers loans	2.84%	2.75%	2.70%	+0.09%	3.31%
THE BANK'S SHARE					
Number of shares outstanding (in millions)	1,378.0	1,375.0	1,137.0	+0.2%	1,137.0
Unit share value (in €)					
- average	2.357	2.374	2.078	-0.7%	2.182
- minimum	2.069	2.069	1.769	0.0%	1.769
- maximum	2.797	2.797	2.453	0.0%	2.684
Net earnings per share (in €)	0.171	0.065	0.106	+162.4%	0.131
Net earnings per share - diluted (in €) (7)	0.171	0.065	0.106	+162.4%	0.131
Dividend per share (in €) (8)	0.052	0.052	0.052	0.0%	0.052
Book value per share (in €) (9)	1.160	1.100	1.125	+5.5%	1.166
Dividend / average annual price (%) (8)	2.21%	2.19%	2.50%	+0.7%	2.38%
OPERATING STRUCTURE					
Employees	5,769	5,731	5,803	+0.3%	5,769
Financial promoters	171	171	181	0.0%	177
Bank branches	547	532	521	+2.8%	527
Financial spaces	31	30	34	+3.3%	34
Business and private centres	29	28	23	+3.6%	23

(1) For comparison purposes, income and financial data at 30 September 2005 have been redetermined to take account of the different accounting recognition of the values related to tax collection companies - currently being disposed of -, as well as the entry of the subsidiary Banca CR Firenze Romania S.A, acquired in the March 2006, in the consolidation area.

(2) The changes have been calculated with reference to 30 September 2005 figures for the consolidated profit and loss and earnings ratios, and to 30 June 2006 figures for all other data.

(3) Net profit +/- Variation in the valuation reserves for financial assets available for sale.

(4) Net profit annualised / Average net equity of the last two financial years (excluding net profit).

(5) Comprehensive income / Average net equity of the last two financial years (excluding net profit).

(6) Operating expenses / Overall business margin.

(7) Calculated by quantifying the effects of all the potential ordinary shares in circulation as foreseen by IAS 33.

(8) Reference is made to the last dividend distributed by the Parent Company.

(9) Shareholders' equity / number of shares in circulation.

1. Reclassified consolidated financial statements schedules

In order to ensure greater understanding of Group management and the performance of the main economic-equity items related to the period under consideration, the reclassified income statement and balance sheet formats below have been prepared starting from the "official" accounting statements; specifically, the contribution from the insurance sector to the "Overall business margin" is customarily shown under the operating item "Net result from insurance activities". Below are the reclassifications made:

1. Reclassified consolidated Income Statement:

- breakdown of item 220-"Other operating (expense)/income" into the operating item "Recoveries on savings deposits and creditors accounts" (included in the Overall business margin) and sub-items "Other operating (expense)/income (recoveries of expenses)" (included in the operating expenses) and "Other residual operating (expense)/income" (shown under "Other costs and revenues from current operations");
- aggregation of items 70-"Dividends and similar income" and 240-"Gains/(Losses) from equity investments" under the operating item "Dividends and profits (losses) from participating interests";
- aggregation of items 80-"Net result from trading" and 100-"Gain/(Losses) from sale of loans and other financial assets" under the operating item "Result from financial assets and liabilities";
- aggregation of items 110-"Net result from financial assets and liabilities valued at *fair value*", 150-"Net Premiums" e 160-" Other income from/(expense to) insurance activities " under the operating item "Net result from insurance activities";
- aggregation of the above indicated operating sub-item "Other residual operating (expense)/income" as well as items 250-"Net result of valuation of property, plant and equipment and intangible assets at fair value", 270-" Gains/(Losses) from sale of investments" and 310-" Net (after-tax) profit (loss) from groups of assets being disposed" under the operating item "Other costs and revenues from current operations".

2. Reclassified consolidated Balance Sheet:

- inclusion of items 110-" Actuarial reserves of reinsurers" and 150-" Non-current assets and groups of assets being disposed" under the "Other assets" of the balance sheet assets;
- inclusion of item 90-" Liabilities related to assets being disposed" under the "Other liabilities" of the balance sheet liabilities; furthermore, the amount of "Commitments to repurchase the Group's own assets" has been extrapolated and shown separately;
- aggregation of items 140-" Valuation reserves", 170-" Reserves", 180-" Share premiums", 190-" Share capital", 200-" Treasury Shares" and 220-" Net profit/(loss)" under item "Shareholders' equity" of the balance sheet liabilities.

Reclassified consolidated income statement

Codes of the compulsory financial statements schedule items (*)	ITEMS (amounts in millions of euros)	Third quarter 2006	Third quarter 2005 (1)	Change %	30 September 2006	30 September 2005 (1)	Change %	31 December 2005
30	**Interest margin**	**142.0**	**134.5**	**+5.6%**	**411.2**	**381.3**	**+7.8%**	**499.6**
90	Net result from hedging	2.1	1.4	+50.0%	3.8	1.0	+280.0%	3.3
	Net interest margin	**144.1**	**135.9**	**+6.0%**	**415.0**	**382.3**	**+8.6%**	**502.9**
60	Net commissions	55.6	58.3	-4.6%	168.5	169.9	-0.8%	264.9
of which 220	Recoveries on savings deposits and creditors accounts	14.9	16.6	-10.2%	46.3	45.6	+1.5%	62.6
70 and 240	Dividends and profits (losses) from participating interests	11.5	8.9	+29.2%	50.0	46.9	+6.6%	71.8
80 and 100	Result of financial assets and liabilities	116.7	10.2	n.s.	137.5	40.1	+242.9%	42.8
110, 150 and 160	Net result from insurance activities	-0.7	3.1	n.s.	14.1	6.5	+116.9%	4.6
	Overall business margin	**342.1**	**233.0**	**+46.8%**	**831.4**	**691.3**	**+20.3%**	**949.6**
130	Value (adjustments)/write-backs for worsening of loans and other financial assets	-8.9	-12.6	-29.4%	-23.1	-29.4	-21.4%	-56.4
	Net business margin	**333.2**	**220.4**	**+51.2%**	**808.3**	**661.9**	**+22.1%**	**893.2**
180	Operating expenses:	-144.3	-149.4	-3.4%	-433.5	-443.3	-2.2%	-625.9
180 a)	*- staff costs*	*-94.9*	*-92.3*	*+2.8%*	*-291.0*	*-276.6*	*+5.2%*	*-389.4*
180 b)	*- other administrative expenses*	*-49.9*	*-55.4*	*-9.9%*	*-144.0*	*-161.6*	*-10.9%*	*-226.7*
200 and 210	*- Value (adjustments) / write-backs to property, plant and equipment and intangible assets*	*-9.9*	*-12.8*	*-22.7%*	*-29.3*	*-38.3*	*-23.5%*	*-54.6*
of which 220	*- Other operating (expense)/income (recoveries of expenses)*	*10.4*	*11.1*	-6.3%	*30.8*	*33.2*	*-7.2%*	*44.8*
	Net operating result	**188.9**	**71.0**	**+166.1%**	**374.8**	**218.6**	**+71.5%**	**267.3**
190	Net provisions for risks and charges	-4.7	-3.9	+20.5%	-18.4	-16.0	+15.0%	-17.3
of which 220, 250, 270 and 310	Other costs and revenues from current operations	0.1	8.1	-98.8%	-10.4	2.5	n.s.	20.5
	Gains/(Losses) from current operations, including taxes	**184.3**	**75.2**	**+145.1%**	**346.0**	**205.1**	**+68.7%**	**270.5**
290	Income taxes for the year on current operations	-31.2	-28.1	+11.0%	-87.8	-70.3	+24.9%	-95.6
330	Net Profit (Loss) for the year before minority interests	-7.3	-6.9	+5.8%	-23.2	-19.1	+21.5%	-25.9
	Parent Company Net profit (loss)	**145.8**	**40.2**	**+262.7%**	**235.0**	**115.7**	**+103.1%**	**149.0**

(1) The consolidated income statements relative to the third quarter of 2005 and as of 30 September 2005 have been prepared taking into consideration the disposal to Riscossione S.p.A. of the controlling interests of the Group in the tax collection companies Cerit S.p.A and Sct S.p.A., the acquisition of the controlling interest in Banca C.R. Firenze Romania S.A., as well as the reallocation to a specific item of costs and revenues pertaining to Fondi Integrativi di Previdenza ("FIP").

(*) The column shows the codes of the items of the compulsory financial statements schedules, whose amounts are reflected in this reclassified schedule (Consob Communication No DEM/6064293 of 28.07.2006).

Reclassified consolidated balance sheet

Codes of the compulsory financial statements schedule items (*)	ASSETS (millions of euros)	30 September 2006	30 June 2006	Change %	31 December 2005
10	**Cash and cash on hand**	**179.6**	**187.5**	**-4.2%**	**179.0**
	Financial assets	**20,903.1**	**21,079.3**	**-0.8%**	**19,909.3**
	Amounts receivables	15,542.3	15,682.4	-0.9%	14,679.0
60	*- amounts owing by banks*	*1,643.2*	*1,651.6*	*-0.5%*	*1,532.3*
70	*- customer loans*	*13,899.1*	*14,030.8*	*-1.0%*	*13,146.7*
	Negotiable financial assets	5,340.7	5,373.5	-0.6%	5,179.3
20	*- financial assets held for trading*	*568.9*	*607.7*	*-6.2%*	*621.2*
30	*- financial assets measured at fair value*	*1,559.1*	*1,539.1*	*+1.2%*	*1,563.4*
40	*- financial assets available for sale*	*3,212.7*	*3,226.7*	*-0.4%*	*2,994.7*
80	Hedging derivatives	20.1	23.4	-14.1%	51.0
	Non current assets	**1,254.5**	**1,223.4**	**+2.5%**	**1,193.5**
100	Equity investments	476.7	450.3	+5.9%	435.1
120 and 130	Property, plant and equipment and intangible assets	777.8	773.1	+0.6%	758.4
140	**Tax assets**	**228.1**	**205.0**	**+11.3%**	**242.6**
160	**Other assets**	**414.4**	**505.9**	**-18.1%**	**637.6**
	Total assets	**22,979.7**	**23,201.1**	**-1.0%**	**22,162.0**

Codes of the compulsory financial statements schedule items (*)	LIABILITIES (millions of euros)	30 September 2006	30 June 2006	Change %	31 December 2005
	Financial liabilities	**18,391.4**	**18,663.5**	**-1.5%**	**18,197.7**
	Amounts payable	17,067.9	17,263.9	-1.1%	16,375.1
20	*- customers deposits*	*10,850.9*	*10,526.2*	*+3.1%*	*10,253.5*
30	*- outstanding securities*	*5,268.2*	*5,414.1*	*-2.7%*	*5,248.3*
10	*- amounts owing to banks*	*948.8*	*1,323.6*	*-28.3%*	*873.3*
40	Financial liabilities held for trading	33.6	52.9	-36.5%	19.4
50	Financial liabilities valued at fair value	1,271.3	1,316.9	-3.5%	1,786.3
60	Hedging derivatives	18.6	29.8	-37.6%	16.9
of which 100	**Agreements to re-purchase the Group's own assets**	**180.6**	**179.0**	**+0.9%**	**181.3**
80	**Tax liabilities**	**144.8**	**114.0**	**+27.0%**	**183.4**
	Provisions allocated for specific purposes	**446.7**	**443.0**	**+0.8%**	**449.6**
110	Provision for staff termination pay	192.1	191.1	+0.5%	193.4
120	Provision for risks and charges	254.6	251.9	+1.1%	256.2
130	**Actuarial reserves**	**1,356.1**	**1,296.2**	**+4.6%**	**929.4**
90 and of which 100	**Other liabilities**	**765.1**	**905.9**	**-15.5%**	**799.2**
210	**Minority interests**	**96.5**	**87.4**	**+10.4%**	**95.4**
from 140 to 200 and 220	**Shareholders' equity pertaning to the Group**	**1,598.5**	**1,512.1**	**+5.7%**	**1,326.0**
	Total liabilities	**22,979.7**	**23,201.1**	**-1.0%**	**22,162.0**

(*) The column shows the codes of the items of the compulsory financial statements schedules, whose amounts are reflected in this reclassified schedule (Consob Communication No DEM/6064293 of 28.07.2006)

2. The Group composition

	CR Firenze Direct Holding	CR Pistoia e Pescia	CR Civitavecchia	CR Orvieto	CR La Spezia	GE.FI.L.	Infogroup	Citylife	Total
Companies in the Banking Group									
Cassa di Risparmio di Orvieto S.p.A.	73.570%								73.570%
Cassa di Risparmio della Spezia S.p.A.	68.093%								68.093%
Cassa di Risparmio di Pistoia e Pescia S.p.A.	60.000%								60.000%
Banca C.R. Firenze Romania S.A.	56.229%								56.229%
Cassa di Risparmio di Civitavecchia S.p.A.	51.000%								51.000%
CR Firenze Gestion Internationale S.A.	80.000%								80.000%
Perseo Finance S.r.l.	60.000%								60.000%
Infogroup S.p.A.	94.000%	4.000%	1.000%	1.000%					100.000%
Citylife S.p.A.	60.000%						40.000%		100.000%
Tebe Tours S.p.A.	100.000%								100.000%
GE.FI.L. S.p.A.(*)					100.000%				100.000%
Other subsidiaries									
Immobiliare Nuova Sede S.r.l.	100.000%								100.000%
Centrovita Assicurazioni S.p.A.	43.000%	8.000%							51.000%
Banking and finance companies held at least 20%									
Findomestic Banca S.p.A. (**)	47.170%	2.830%							50.000%
Soprarno Sgr S.p.A. (**)	50.000%								50.000%
Centro Factoring S.p.A.	41.767%	5.729%		0.033%	0.164%				47.693%
Centro Leasing Banca S.p.A.	33.920%	7.084%	0.561%	1.182%	0.790%				43.537%
Sviluppo Industriale S.p.A.		29.187%							29.187%
S.R.T. Società Riscossione Tributi S.p.A.					25.000%				25.000%
Spezia Risorse S.p.A.						20.000%			20.000%
Other companies held at least 20%									
Immobiliare Novoli S.p.A.	25.000%								25.000%
Ce.Spe.Vi. S.r.l.		20.000%							20.000%
ET Group S.r.l.								42.723%	42.723%

(*) for this company, the authorisation to the inclusion in the Banking Group is required

(**) companies joint controlled

2. The Group composition

At 30 September 2006 the Banking Group was made up as follows:
Banca CR Firenze S.p.A. - Bank, parent company with registered offices in Florence;
Cassa di Risparmio di Civitavecchia S.p.A. - Bank with registered offices in Civitavecchia (Rome area);
Cassa di Risparmio di Orvieto S.p.A. - Bank with registered offices in Orvieto (Terni area);
Cassa di Risparmio di Pistoia e Pescia S.p.A. - Bank with registered offices in Pistoia;
Cassa di Risparmio della Spezia S.p.A. - Bank with registered offices in La Spezia;
Banca CR Firenze Romania S.A. - Bank with registered offices in Bucarest (Romania);
CR Firenze Gestion Internationale S.A. - Company managing common investment funds with registered offices in Luxembourg;
Perseo Finance S.r.l. - Finance company with registered offices in Conegliano Veneto (Treviso area);
Infogroup S.p.A. - Service company with registered offices in Florence;
Citylife S.p.A. - Service company with registered offices in Florence;
Tebe Tours S.p.A. - Service company with registered offices in Mirandola (Modena area);
GE.FI.L. S.p.A. Gestione Fiscalità Locale - Local Tax Collection Finance Company.

The main changes occurred from the beginning of the year to 30 September 2006 in the enlarged consolidation area (including the interbank liaison shareholding) of the Group are the following:

Cassa di Risparmio di Mirandola S.p.A.

On 20 June 2006 a deed was signed to merge Cassa di Risparmio di Mirandola S.p.A. through incorporation into Banca CR Firenze S.p.A., realised starting from 1 July 2006 and effective from 1 January 2006 for all accounting and tax purposes.
Following this transaction, as resolved upon by the Board of Directors of Banca CR Firenze SpA on 19 December 2005 and of Cassa Risparmio di Mirandola SpA on 19 January 2006, the former subsidiary became a "Division" of Banca CR Firenze S.p.A.. It will perform certain operational duties in collaboration with a Local Committee in the areas of credit and promotion as well as contacts with the area in question.

Mirafin S.p.A.

Mirafin SpA, a service company wholly owned by Cassa di Risparmio di Mirandola SpA, was merged through incorporation into the latter effective from 20 June 2006.

Banca C.R. Firenze Romania S.A. (already Daewoo Bank Romania S.A.)

On 9 March 2006, a deed of transfer was signed for the purchase by Banca CR Firenze of the controlling interest (56.229%) of Daewoo Bank Romania SA, with registered offices in Bucharest and including 11 branches. At the same time as the deed of transfer of the shares, an option contract was also signed to regulate a put option and a call option which will allow Banca CR Firenze to be able to subsequently obtain a shareholding of at least 75% in the Rumanian bank.
The extraordinary shareholders' meeting held on the same date as the closing approved the new by-laws of the bank with the name change to Banca C.R. Firenze Romania SA.
On 24 October 2006 the Bank of Italy authorised the inclusion of the subsidiary in the Banking Group starting from 21 September 2006.

Centro Leasing Banca S.p.A.

Centro Leasing SpA has been authorized by the Bank of Italy to exercise banking activities with the name of Centro Leasing Banca SpA as from 1 July 2006.
Following the exit from the capital of Sanpaolo Imi Spa at the same time as its transformation into a bank, the ownership structure was reorganized and the percentage held by the Parent Company rose to 33.920%. The Group achieved a 43,537% stake in the company.

Centro Riscossione Tributi - CERIT S.p.A.

On 19 September 2006, a deed of transfer was signed whereby Banca CR Firenze disposed of a 100% stake in Cerit S.p.A. to Riscossione S.p.A. This as a result of the reorganisation of the national collection service regulated by Legislative Decree 203/2005, according to which tax collection has been assigned by law to Riscossione S.p.A., a new public entity.

The consideration for this transfer will consist of the net equity at 31 August 2006 of Cerit S.p.A., appropriately adjusted by an Auditor appointed by the parties.
This amount will reflect a non interest-bearing receivable of Banca CR Firenze from Riscossione S.p.A. which will be settled, within February 2007, with the allotment at par of Riscossione S.p.A. shares, which Banca CR Firenze contractually undertook to subscribe.

SRT S.p.A. - GE.FI.L. S.p.A.

Always in the context of the reorganisation of the national collection service, on 28 September 2006 CR La Spezia signed the agreement for the transfer to Riscossione S.p.A. of the controlling interest (75%) in SRT S.p.A., subject to the spin-off (6 September 2006) of the business branch relating to the local taxation management in order to keep the control in the market of La Spezia. The consideration for this sale - like for CERIT - will be settled, within February 2007, with the allotment at par of Riscossione S.p.A. shares.
The local taxation management was spin-off in favour of the newly-established GE.FI.L. S.p.A. Gestione Fiscalità Locale, whose share capital is entirely owned (100%) by CR La Spezia. The 20% interest in Spezia Risorse S.p.A., already held by SRT, was also transferred to GE.FI.L. S.p.A..

Immobiliare Novoli S.p.A.

The company is committed in the realisation of the project relative to the reclaiming and requalification of the former Fiat Auto Area in Florence, which covers a surface of 32 hectares and hosts, inter alia, the Law Courts and some University Faculties.
On 24 July 2006 Fiat Partecipazioni S.p.A. disposed of its interest (equal to 40%) to other shareholders and other entities indicated by the latter. Banca CR Firenze, which until that date held a 15% interest in Immobiliare Novoli S.p.A., purchased additional No. 400,000 shares (10% of the share capital) bringing this interest up to 25%.

Soprarno SGR S.p.A.

On 3 August 2006, upon the authorisation of the Bank of Italy, and on the initiative of Banca CR Firenze and Banca Ifigest S.p.A., Soprarno SGR S.p.A was established; its corporate object is the rendering of services in the collective management of savings under various forms.
The company has a share capital of € 2,000,000, jointly owned (50%) by the two shareholders and fully paid-in.

3. The economic and business area background

The recent macroeconomic scenario appears to be dominated by the continual growth in the Chinese economic development on the one hand, and the uncertainties relative to the slowing-down of the US economy on the other hand, where the real-estate sector is slackening and consequently the fear of a sharp change in private consumption is growing due to the absence of wealth effects connected with the growth in house prices.
With regard the EMU, in the second quarter, the GDP reported an increase of 0.9% (+0.8% in the first quarter) and the forecasts for the end of 2006 show a GDP growth of approximately +2.5%, supported by the internal demand and mainly by investments, which in a lot of countries, reported significant accelerations compared to the end of the previous year. However there are still doubts on the duration of the recovery, doubts mainly connected with the expected slowing-down of the US economic growth and the restrictive budget policies already in course in some of the main countries, such as Germany and Italy.
As far as the EMU monetary policy is concerned, after the 5 hikes of 25 basis points, each made since December 2005, a further intervention of ECB is expected within the end of 2006, which would bring the reference interest rate to 3.5%. As from the first quarter of 2007, the market expectations forecast a more neutral monetary policy; the expected strengthening of the Euro, the decrease in the prices of raw materials and the expected reductions in the US monetary rates should determine a steadiness of domestic prices such as to avoid further increases in the policy rates.
In this context, the Italian economy, after four years of modest and irregular growth, also seems to proceed at a faster pace. In the second quarter, in fact, the GDP recorded a 0.5% increase, higher than expectations and slightly lower than the one of the first quarter (+0.7%), supported both by the foreign sector, mainly thanks to the recovery of the European demand, and by the domestic demand. The results achieved for the first semester and the information regarding the economic cycle currently available for the second one, show a possible prosecution of the growth rate, although at a slightly slower rhythm, with a GDP growth in 2006 estimated at +1.7% (best result achieved since 2001). With regard to all the components of the aggregate demand, forecasts show a growth in the family consumption of 1.6%, a development in investments in machinery, equipment and means of transport of 4.3% and a significant improvement in exports with a +5.5%.
Notwithstanding the positive results achieved in the course of 2006, the forecasts for the year 2007 show, however, a minor growth of the GDP (+1.3%), mainly as a result of the expected slowing-down of the US economy, as well as the restrictive orientation of the budget policy directed to bring the deficit back to 3% of the GDP within the end of the next year.
As regards the trend of international markets, the bond sector shows a recovery throughout the third quarter. The increases in the indexes allowed to recover the losses accumulated in the first semester, even if in certain cases, like in the euro-area, not sufficiently to generate a positive yield. The recovery of the bond markets was mainly supported by the expected slowdown of the global economy and by the progressive reduction in the prices of raw materials. In particular, in the United States, the expected weakening of the real-estate market accentuated the fear for an economic slowdown, making the bond index more lively than the European one (+3.8% vs +3.0%).
Also for the stock markets, after the temporary correction phase occurred between June and July, positive performances were recorded again during the third quarter in all the main markets. The US index gained 5.2% while in the EMU the increase was of 7.4%. The Japanese market, the United Kingdom and the emerging countries reported weaker rises.
As for the credit market, as at September 2006, the Italian bank lending came to € 1,274.5 billion, with a net flow of new loans of almost € 123 billion compared to September 2005, mainly supported by the long-term segment compared to the short-term one; as at September 2006, in fact, the trend changes in such segments of bank loans amounted to +13.2% for medium/long-term segment (+13.9% at September 2005) and +6.9% for short-tem segment (nil variation at September 2005).
Bank borrowing at September 2006 amounted to € 1,134.5 billion, recording a tendential growth of +7.0%, compared to +6.7% at August 2006 and +7.6% at September 2005. During the previous year, the borrowing stock had risen by € 75 billion. The analysis of the dynamics of the various borrowing components, as at September 2006 shows an acceleration in the trend of customer deposits, whose tendential growth rate was equal to +4.6% (+3.6% at August 2006 and +6.0% at September 2005) and an adjustment in the trend of bank bonds, which continue to enjoy strong growth patterns: +10.7% at September 2006 (+11.5% at August 2006, +10.2% at September 2005).
With regard to bank rates, the interest rate on deposits from families and non-financial companies - based upon the harmonized statistics of the European System of Central Banks - went up lately: as at September 2006, in particular, the figure was equal to 1.29% (+39 basic points compared to September 2005). The average weighted rate on total lending to families and non-financial companies inched up slightly as well, to reach 5.19% (4.61% at September 2005).
As regards indirect borrowing, the figures at September 2006 show that the equity in common investment funds and open-end sicav (mutual funds) established under the Italian and foreign laws remained almost unchanged with respect to the previous month, standing at some € 604.3 billion. As to the composition, it should be noted that over the past

year there was an increase in the quotas of the equity, variable-income and hedge funds while the quotas of the bond, balanced and liquidity funds recorded a reduction.

Asset management, as at July 2006 (the last available figure), performed quite well, showing a tendential positive growth of about +2.6% to reach roughly € 157.5 billion. As at July 2006, asset management accounted for 9.4% of total securities owned by residents (9.5% at July 2005).

4. Overall earnings

Preface

During the first nine months of 2006 the Group's business continued to focus, in compliance with the objectives set forth in the budget and the three-year plan, on effective client-oriented commercial actions to improve customer service while streamlining and containing costs.

Significant results were recorded in economic, equity and financial terms, with much attention always being paid to achieving a better and more efficient allocation of capital, while monitoring risks and creating value.

Results summary

millions of euros	30 September 2006	30 September 2005	Change	
			absolute	%
Interest margin	411.2	381.3	29.9	+7.8%
Net interest margin	415.0	382.3	32.7	+8.6%
Overall business margin	831.4	691.3	140.1	+20.3%
Net business margin	808.3	661.9	146.4	+22.1%
Net operating result	374.8	218.6	156.2	+71.5%
Gains/(Losses) from current operations, including taxes	346.0	205.1	140.9	+68.7%
Parent Company net profit (loss)	**235.0**	**115.7**	**119.3**	**+103.1%**

Net profit earned at 30 September 2006 amounted to € 235.0 million and recorded a significant increase of € 119.3 million (+103.1%) compared to the corresponding period in the previous year; this increase, reflected in the growth of all the overall income margins shown in the table above and examined in detail below, was influenced by significant capital gains realised with the disposal of financial assets classified as "available for sale".

The interest margin

millions of euros	30 September 2006	30 September 2005	Change	
			absolute	%
Net interest from customers	432.7	386.1	46.6	+12.1%
Interest charged to customers	*524.2*	*463.5*	*60.7*	*+13.1%*
Interest paid to customers	*-91.5*	*-77.4*	*-14.1*	*+18.2%*
Net interest on securities	-29.7	-8.8	-20.9	+237.5%
Interest earned on securities	*80.1*	*71.9*	*8.2*	*+11.4%*
Interest paid on securities	*-109.8*	*-80.7*	*-29.1*	*+36.1%*
Net interest from banks	8.2	4.0	4.2	+105.0%
Interest received from banks	*36.4*	*19.2*	*17.2*	*+89.6%*
Interest due to banks	*-28.2*	*-15.2*	*-13.0*	*+85.5%*
Interest margin	**411.2**	**381.3**	**29.9**	**+7.8%**
Result of coverage activities	3.8	1.0	2.8	+280.0%
Net interest margin	**415.0**	**382.3**	**32.7**	**+8.6%**

The significant increase in the interest margin at 30 September 2006 compared to 30 September 2005 (+7.8%) is essentially due to the growth in interest charged to customers, which was mainly driven by the growth in volumes, as well as by higher interest income; this increase, added to the effects of the hedge accounting, caused a growth in the net interest margin of 8.6%.

Yields

(aggregate figures for the Group's banking companies)	30 September 2006		30 September 2005		Change	
	Average deposits (in €/mil)	Average annual interest rates (%)	Average deposits (in €/mil)	Average annual interest rates (%)	Average deposits (%)	Difference in rates (%)
Interest-bearing assets						
Customer loans	13,836	5.05%	12,913	4.75%	7.15%	0.30
Securities portfolio	2,544	2.78%	2,464	2.45%	3.25%	0.32
Interbank receivables	2,051	2.90%	1,747	2.25%	17.40%	0.64
Total interest-bearing assets	**18,431**	**4.49%**	**17,124**	**4.16%**	**7.63%**	**0.33**
Interest-bearing liabilities						
Direct borrowing	15,667	1.65%	14,789	1.35%	5.94%	0.30
Interbank payables	1,788	2.76%	1,378	2.31%	29.75%	0.45
Total interest-bearing liabilities	**17,455**	**1.76%**	**16,167**	**1.43%**	**7.97%**	**0.33**

The above table shows, with respect to 30 September 2005, a contemporary increase in volumes and yields of interest-bearing assets and interest-bearing liabilities; particular mention should be made of the increase in customer loans of € 923 million (+7.15%) and in direct borrowing of € 878 million (+5.94%).

The overall business margin

millions of euros	30 September 2006	30 September 2005	Change	
			absolute	%
Net Interest margin	**415.0**	**382.3**	**32.7**	**+8.6%**
Net commissions and other income	214.8	215.5	-0.7	-0.3%
- Net commissions	168.5	169.9	-1.4	-0.8%
- Recoveries on savings deposits and creditors accounts	46.3	45.6	0.7	+1.5%
Net result from insurance management	14.1	6.5	7.6	+116.9%
Result from financial assets and liabilities	137.5	40.1	97.4	+242.9%
Dividends and profits (losses) from participating interests	50.0	46.9	3.1	+6.6%
Overall business margin	**831.4**	**691.3**	**140.1**	**+20.3%**

The overall business margin showed an increase of € 140.1 million (+20.3%) compared to the previous period, due to the growth in the interest margin described above, as well as to the capital gains realised with the disposal of the equity securities classified in the portfolio "held for trading", recorded under item "Result from financial assets and liabilities"; in particular, these capital gains mainly derive from the disposal of the interest held in Sanpaolo IMI S.p.A. (with a "gross" capital gain equal to some € 92 million, of which € 59.5 million represented by the "release" of the related "valuation reserve" existing at 31 December 2005), without which the overall business margin would record an increase of about 7%. Particular mention should be also given to the net result from insurance management, strictly connected with the slight drop recorded in net commissions; the breakdown of the related aggregate of commercial revenues is given below.

millions of euros	30 September 2006	30 September 2005	Change	
			absolute	%
Recovery of expenses and management of current accounts and savings deposits	72.7	73.4	-0.8	-1.0%
Stored value	19.0	17.9	1.1	+6.1%
Administered funds	7.1	7.7	-0.6	-7.3%
Loan	25.9	23.4	2.5	+10.7%
Receipts and payments	13.6	13.2	0.4	+3.3%
Managed savings	43.8	44.2	-0.4	-0.9%
of which: Bankinsurance	1.8	5.5	-3.7	-67.3%
Other items	32.7	35.7	-3.1	-8.5%
Total commissions and recoveries	**214.8**	**215.5**	**-0.7**	**-0.3%**
Net result from insurance management	14.1	6.5	7.6	+116.9%
Total commissions, recoveries and insurance activities management	**228.9**	**222.0**	**6.9**	**+3.1%**

The offer of insurance products of the III° branch, characterized by their significant insurance components, determined a substantial increase in the "Net results from insurance management" and a contemporary decline in the Bankinsurance commissions, as a result of the different accounting treatment applied to the said insurance products, that in compliance with IFRS 4, are recorded under "Net premiums"; in this respect, we specify that in the third quarter of 2006 this net result, compared to 30 June 2006, showed a slight decrease, however offset by the increase in other income components ("Interest earned on securities", "Result from financial assets and liabilities" and "Other operating income, net") relative to the insurance sector. Moreover, it should be noted that the decrease recorded in "Other items" is entirely due to the considerable growth in commissions recognised by the subsidiary Centrovita Assicurazioni S.p.A. to companies consolidated in the Banca CR Firenze Group according to the equity method. Considering the aggregate of the above-mentioned items, in the first nine months of the financial year, the growth in commercial revenues amounts to some € 7 million (+3.1%).


Revenues from customer commissions at 30 Sept. 2006: breakdown
Recovery of expenses and management of current accounts and savings deposits
Stored value
Administered funds
Loan
Receipts and payments
Managed savings
Other items
15.2%
33.8%
20.4%
6.4%
12.1%
3.3%
8.8%

The net business margin

millions of euros	30 September 2006	30 September 2005	Change absolute	Change %
Overall business margin	**831.4**	**691.3**	**140.1**	**+20.3%**
Adjustments/ net write-backs due to worsening of :	-23.1	-29.4	6.3	-21.4%
Loans	-22.1	-29.0	6.9	-23.8%
Financial assets available for sale	-0.4	0.0	-0.4	n.s.
Other financial transactions	-0.6	-0.4	-0.2	+50.0%
Net business margin	**808.3**	**661.9**	**146.4**	**+22.1%**

The net business margin shows a growth of about € 146.4 million (+22.1%) that is influenced by the dynamics of the interest margin and the other revenue items described above as well as by the presence of minor net adjustments to loans; the said growth, excluding the high capital gain previously mentioned, would be equal to 8.2%.

Net operating result

millions of euros	30 September 2006	30 September 2005	Change absolute	Change %
Net business margin	**808.3**	**661.9**	**146.4**	**+22.1%**
Operating expenses:	-433.5	-443.3	9.8	-2.2%
Administrative expenses:	-435.0	-438.2	3.2	-0.7%
- Staff costs	-291.0	-276.6	-14.4	+5.2%
- Current expenses	-115.5	-132.0	16.5	-12.5%
- Indirect taxes and duties	-28.5	-29.6	1.1	-3.7%
Value (adjustments)/ write backs to property, plant and equipment and intangible assets	-29.3	-38.3	9.0	-23.5%
Other operating (expense)/income (recoveries of expenses)	30.8	33.2	-2.4	-7.2%
Net operating result	**374.8**	**218.6**	**156.2**	**+71.5%**

Net operating result increased by 71.5% compared to 30 September 2005 (29.2% without taking into consideration the significant capital gain previously mentioned); this trend, in addition to the performances above described, was positively influenced by the decrease in operating expenses for some € 9.8 million (-2.2%), in turn generated by:

- The increase in staff costs (+5.2%), due to the higher charges relative to the renewal of the National Collective Labour Agreement and the higher incentives to early retirements established at 30 September 2006 compared to the same period in the previous financial year;
- lower value adjustments to property, plant and equipment and intangible assets, substantially as a result of the completion, occurred in the financial year 2005, of the amortisation calculated on the significant investments in software made in occasion of the conversion into euro;
- the significant decrease in "Current expenses", whose breakdown is reported below.

millions of euros	30 September 2006	30 September 2005	Change absolute	Change %
Cost of technology and outsourcing	41.1	57.8	-16.7	-28.9%
Management of property and plant	16.2	13.8	2.4	+17.4%
General expenses	32.7	35.9	-3.2	-8.9%
Professional and insurance costs	16.6	15.3	1.3	+8.5%
Marketing and publicity	8.9	9.2	-0.3	-3.3%
Total current expenses	**115.5**	**132.0**	**-16.5**	**-12.5%**

The reduction in current expenses, which is particularly relevant in terms of technology and outsourcing costs and overheads, is mainly due to the different way of accounting for the industrial costs relating to third parties of the subsidiary service company Infogroup SpA which took over all the Group's IT services after the merger of Data Centro SpA through incorporation into the Parent company; accordingly, such income components are presently included under the item "other costs and revenues from current operations".


Current expenses
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Cost of technology and outsourcing
Management of property and plant
General expenses
Professional and insurance costs
Marketing and publicity
2006
2005

Gain (losses) from current operations, including taxes

millions of euros	30 September 2006	30 September 2005	Change absolute	Change %
Net operating result	**374.8**	**218.6**	**156.2**	**+71.5%**
Provisions for risks and charges, net	-18.4	-16.0	-2.4	+15.0%
Other costs and revenues from current operations	-10.4	2.5	-12.9	n.s.
Gains (losses) from current operations, including taxes	**346.0**	**205.1**	**140.9**	**+68.7%**

Notwithstanding the slight growth in the net provisions for risks and charges and a significant increase in the net costs from current operations, substantially connected with the different way of accounting for the industrial costs of the subsidiary Infogroup SpA previously commented, the "gains from current operations including taxes" recorded an increase of 68.7% (equal to some € 140.9 million), that excluding the capital gain deriving from the disposal of the interest in Sanpaolo IMI S.p.A. would amount to 23.6%.

Parent Company net profit

millions of euros	30 September 2006	30 September 2005	Change absolute	Change %
Gains/(losses) from current operations, including taxes	**346.0**	**205.1**	**140.9**	**+68.7%**
Income taxes for the year on current operations	-87.8	-70.3	-17.5	+24.9%
Minority interests net profit/(loss)	-23.2	-19.1	-4.1	+21.5%
Parent Company net profit	**235.0**	**115.7**	**119.3**	**+103.1%**

Notwithstanding the growth in minority interests net profit/loss and the high increase in tax burden, due to higher revenues (of which, a significant part is subject to *participation exemption*), the net profit increased by more than € 119 million (+103.1% compared to the previous period); in this respect, we specify that without taking into consideration the capital gain previously described, the increase in the net profit would be equal to 25.7%.

Return on Equity and other ratios

The annualised Group's Return on Equity, calculated as the net profit realised at 30 September 2006 over weighted average equity for the period and excluding accruing net profit, is equal to 24.0% (13.0% at 30 September 2005), or to 14,6% without taking into account the capital gain realised with the disposal of the interest in Sanpaolo IMI S.p.A.; this significant growth is connected with the considerable increase in the net profit for the period previously described, notwithstanding the increase in the equity occurred over the past twelve months, mainly due to the capital increase against payment made by the Parent Company for over € 150 million and the allocation of the 2005 net profit.


Net profit and ROE
26%
24%
22%
20%
18%
16%
14%
12%
10%
250
230
210
190
170
150
130
110
90
70
50
Sept-05
Dec-05
Sept-06
Net profit quota from non recurrent operations
Quarterly net profit, excluding the quota from non recurrent operations
ROE
ROE, net of non recurrent operations


Consolidated Shareholders' equity and ROE
26%
24%
22%
20%
18%
16%
14%
12%
10%
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
Sept-05
Dec-05
Sept-06
Shareholders' equity
ROE
ROE, net of non recurrent operations

As to some economic ratios of the Banca CR Firenze Group, compared to 30 September 2005, we report the following positive trends:

⇒ a significant decrease in cost/income, calculated by comparing operating expenses to overall business margin, passing from 64.1% to 52.1%; the said ratio, determined excluding the capital gain previously commented, at 30 September 2006 would amount to 58.7%;

⇒ the decrease of total administrative expenses impact on total assets, passing from 2.03% to 1.89%; this circumstance has to be directly related to the reduction in current expenses described in the previous paragraphs.



Overall business margin and Cost/income
net of non recurrent operations
800
700
600
500
400
70%
65%
60%
55%
Sept-05
Dec-05
Sept-06
Quarterly overall business margin, net of non recurrent operations
Cost / income, net of non recurrent operations

5. Analysis of assets and structure

Assets managed on behalf of customers

The significant economic results achieved by the Group in the first nine months of 2006 are confirmed by the positive performance of the main economic and financial components relative to the third quarter represented below.

Borrowing

millions of euros	30 September 2006	30 June 2006	Change	
			absolute	%
Direct borrowing	16,152.7	15,993.2	159.5	+1.0%
Indirect borrowing	21,284.3	20,818.8	465.5	+2.2%
Total borrowing	**37,437.0**	**36,812.0**	**625.0**	**+1.7%**

[redacted]

Compared to 30 June 2006, total borrowing represented by clients' financial assets, showed a growth of some € 625 million (+1.7%), due to the increase in direct borrowing (+1.0%) and in indirect borrowing (+2.2%).

Direct borrowing

millions of euros	30 September 2006	30 June 2006	Change	
			absolute	%
Sight borrowing	9,659.2	9,343.9	315.3	+3.4%
Outstanding securities	5,181.9	5,303.9	-122.0	-2.3%
Repurchase agreements	1,091.1	1,059.4	31.7	+3.0%
Other cost liabilities	220.5	286.0	-65.5	-22.9%
Direct borrowing	**16,152.7**	**15,993.2**	**159.5**	**+1.0%**

[redacted]

The aggregate under review showed a growth of 1.0% compared to the end of the previous quarter, which is mainly due to the increase in sight borrowing, which more than covered the decrease in bonds, deriving from the redemption of the loans disbursed by the Parent Company, and in other financial liabilities, mainly due to the lower bank drafts and trading derivatives outstanding at 30 September 2006.

Indirect borrowing

millions of euros	30 September 2006	30 June 2006	Change	
			absolute	%
Administered savings	10,940.5	10,585.4	355.1	+3.4%
Managed savings	10,343.8	10,233.4	110.4	+1.1%
Asset management (GPM - GPS - GPF)	*2,714.1*	*2,800.4*	-86.3	-3.1%
Mutual Funds	*4,984.7*	*4,787.1*	197.6	+4.1%
Insurance	*2,645.0*	*2,645.9*	-0.9	0.0%
Indirect borrowing	**21,284.3**	**20,818.8**	**465.5**	**+2.2%**

Indirect borrowing, represented by administered and managed savings, showed an increase of 2.2% with respect to 30 June 2006, due to the sharp rise in the administered savings (+3.4%), in addition to the recovery recorded in the "Funds" sector (+4.1%, equal to € 197.6 million); we report that at 30 September 2006, the borrowing realised through the Open Pension Fund "CRF Previdenza" was equal to some € 58 million.

Customer loans

millions of euros	30 September 2006	30 June 2006	Change	
			absolute	%
Current accounts and loans	6,036.3	6,315.0	-278.7	-4.4%
Mortgage loans	7,325.2	6,936.3	388.9	+5.6%
Doubtful loans	327.4	324.7	2.7	+0.8%
Other lending	459.2	717.8	-258.6	-36.0%
Provision for loan losses	-255.0	-263.0	8.0	-3.0%
Customer loans	**13,893.1**	**14,030.8**	**-137.7**	**-1.0%**

Loans to customers amounted at 30 September 2006 to some € 14 billion recording a slight decrease (-1.0%) compared to the end of the previous quarter, due to a decline in short-term loans affected by the transformation into a bank of the subsidiary Centro Leasing S.p.A., that at 30 June 2006 had an exposure of some € 300 million towards the Group; the said decline was only partially offset by the strong dynamics shown by the medium/long term loans in the period under review. Finally, excluding doubtful loans, the above-mentioned loans totalled € 13,735.0 million, showing a growth rate similar to that registered by total loans.

Loan portfolio quality

millions of euros	30 September 2006	30 June 2006	Change	
			absolute	%
Gross doubtful loans	327.4	324.7	2.7	+0.8%
Amounts written off	-169.3	-176.1	6.8	-3.9%
Net doubtful loans	**158.1**	**148.6**	**9.5**	**+6.4%**
Doubtful loans coverage ratio	**51.7%**	**54.2%**		**-2.5%**
Gross non-performing and restructured loans	187.0	198.9	-11.9	-6.0%
Amounts written off	-32.7	-34.4	1.7	-4.9%
Net non-performing and restructured loans	**154.3**	**164.5**	**-10.2**	**-6.2%**
Non-performing and restructured loans coverage ratio	**17.5%**	**17.3%**		**0.2%**
Expired/overdue by more than 180 days - gross	88.4	77.6	10.8	+13.9%
Amounts written off	-5.9	-5.1	-0.8	+15.7%
Expired/overdue by more than 180 days - net	**82.5**	**72.5**	**10.0**	**+13.8%**
Expired/overdue loans coverage ratio	**6.7%**	**6.6%**		**0.1%**
Gross deteriorated loans	602.8	601.2	1.6	+0.3%
Amounts written off	-207.9	-215.6	7.7	-3.6%
Net deteriorated loans	**394.9**	**385.6**	**9.3**	**+2.4%**
Deteriorated loans coverage ratio	**34.5%**	**35.9%**		**-1.4%**

The Group has continued to strongly oversee asset quality, based on selection criteria to grant loans through objective allocation policies extended to all the Group banks, maintaining at adequate levels the coverage ratio of both doubtful loans and other deteriorated loans, also considering the guarantees acquired; in this respect, we specify that the significant growth (+13.9%) in positions "expired/overdue by more than 180 days", on which the doubtful outcome results normally lower, brought to a slight reduction in the total coverage ratio and a simultaneous slight increase in the incidence of net deteriorated loans on net loans (2.84% against 2.75% at 30 June 2006), also as a result of the decrease in the total amount of customer loans previously commented.



Customer loans
15,000
13,000
11,000
9,000
7,000
5,000
3,000
1,000
1043
6,936
787
7,325
6,036
June-06
Sept-06
Current accounts and loans
Mortgage loans
Other lending

Transactions on financial markets and own shares transactions

millions of euros	30 September 2006	30 June 2006	Change	
			absolute	%
Between banks:				
- assets	1,649.2	1,651.6	-2.4	-0.1%
- liabilities	-948.8	-1,323.6	374.8	-28.3%
Total net transactions between banks	**700.4**	**328.0**	**372.4**	**+113.5%**
Negotiable financial assets in portfolio				
- financial assets held for trading	569.9	607.7	-37.8	-6.2%
- financial assets measured at fair value	1,558.1	1,539.1	19.0	+1.2%
- financial assets available for sale	3,212.7	3,226.7	-14.0	-0.4%
Total negotiable financial assets in portfolio	**5,340.7**	**5,373.5**	**-32.8**	**-0.6%**

The period-end exact balances show an increase in the net interbank position - amounts compared to 30 June 2006, as a result of the significant decrease recorded in the liabilities that benefited, in addition to the seasonality (at 30 June, in fact, the liquidity is lower because of the payment of taxes to the fiscal authorities), from the liquidity due to the sale of a few securities "available for sale" as well as the inclusion, in the said interbank position, of the receivable from Centro Leasing Banca S.p.A., as previously described.
In the third quarter of 2006, the securities portfolio owned by the Group showed a reduction of 0.6%, that mainly affected the "financial assets held for trading" segment, decreased by about € 38 million (- 6.2%) compared to the end of the first semester of 2006.
Management of the own securities portfolio in the third quarter was characterized by a partial portfolio rotation, achieved largely by replacing variable-rate securities issued by banks - near to maturity or disposed of in presence of interesting price levels - with the purchase of Treasury Bills (BOT) and Treasury Credit Certificates (CCT), also directed to meet the needs for the renewal of the repurchase agreements on maturity of the customers.
Management of the bond portfolio gives preference, on the whole, to instruments that have frequent price changes, shorter terms, good liquidity and creditworthiness.
On the stock markets, the Group continued to adopt its prudential approach following the performance of the main macro-economic indicators and attempting to take advantage of the opportunities offered by the market through an intensive trading effort.
At 30 September 2006, no own shares are included in the Parent Company's trading portfolios; in the quarter under review, the level of negotiation of own shares was moderate.
Operations in derivatives contracts, finalized primarily at balancing financial risks and brokerage, was kept at interesting levels, in particular as regards customers' activity in interest rate risk management instruments; as to the operations peculiar to derivatives, note that they mainly included the execution of swaps to hedge debenture loans issued or for the Treasury management.

Equity investments

The financial statements item, which reflects the most "relevant" participating interests, namely in companies in which the Group exerts considerable influence or in jointly-controlled companies consolidated on an equity basis, amounted to € 476.7 million at 30 September 2006, with a net increase of € 26.4 million compared to 30 June 2006. This increase was due, for some € 12 million, to the inclusion in this item of the Immobiliare Novoli S.p.A. shareholding, having exceeded the 20% ceiling (as previously described) and, for the remaining part, to the adjustment in the valuation of the participating interest to the share of equity at period-end, which compared to 30 June 2006 also includes the profit achieved in the third quarter of the same year.
The interests in question relate to the following main companies:

- ✓ Findomestic Banca S.p.A. (under joint control);
- ✓ Centro Leasing Banca S.p.A. (under considerable influence);
- ✓ Centro Factoring S.p.A. (under considerable influence);
- ✓ Immobiliare Novoli S.p.A. (under considerable influence).

Take note that with the transition to IAS/IFRS standards, other equity investments of the Group are now included among "Financial assets available for sale", which also include other equity securities.

Capital accounts

millions of euros	30 September 2006	30 June 2006	Change	
			absolute	%
Share capital and share premiums	927.8	926.8	1.0	+0.1%
Valuation reserves (adjustment to fair value)	-32.9	41.3	-74.2	-179.7%
Other reserves	468.7	454.8	13.9	+3.1%
Parent Company net profit (loss)	235.0	89.2	145.8	+163.5%
Shareholders' equity	**1,598.6**	**1,512.1**	**86.5**	**+5.7%**

The increase in the Group's net equity benefited from the higher profit achieved at 30 September 2006, compared to that of the first semester of the present year, which also covered the reduction in "Valuation reserves" deriving from the disposal of part of the equity securities classified in the portfolio "available for sale", as previously mentioned, which permitted the realisation of the related potential capital gains.

Statement of reconciliation between the Parent Company's shareholders' equity and net profit for the year and the corresponding values in the consolidated accounts

Statement of reconciliation between the Parent Company's shareholders' equity and net profit for the year and the corresponding values in the consolidated accounts

[illegible]	[illegible]		[illegible]	
	[illegible]	[illegible]	[illegible]	[illegible]
Share capital	827		825	
Share premiums	101		102	
Reserves	308		313	
Valuation reserves	-34		37	
Net profit for the year		235		109
Total shareholder's equity for Banca CR Firenze S.p.A.	**1,202**	**235**	**1,277**	**109**
Valuation reserves pertaining to the Group	1		4	
Other reserves pertaining to the Group	41		40	
Consolidation reserve	-30		-46	
Measurement of net equity pertaining to minority interests	90		82	
Net results for companies consolidated on a line-by-line basis		64		46
Assignment of net profits attributable to minority interests		-22		-15
Elimination of inter-group dividends		-45		-45
Result from the sale of assets being disposed		1		1
Interest payable on consolidated put option liabilities		-5		-3
Elimination of value adjustments to inter-group assets		1		1
Total for companies consolidated on a line-by-line basis	**102**	**-6**	**78**	**-15**
Consolidation reserve	150		150	
Measurement of net equity pertaining to minority interests	8		5	
Net results for the companies valuated under the equity method		40		29
Elimination of dividends from companies consolidated on an equity basis		-33		-33
Assignment of net profits pertaining to minority interests		-1		-1
Total for companies consolidated under the equity method	**158**	**6**	**155**	**-5**
Consolidated Shareholders' equity and profits (including minority interests)	**1,460**	**235**	**1,510**	**89**

The consolidated Shareholders' equity of the Banca CR Firenze Group is broken down as follows:

[illegible]	[illegible]	[illegible]
Share capital	827	825
Share premiums	101	102
Reserves	469	455
Valuation reserves	-33	41
Consolidated net profit (loss)	235	89
Shareholders' equity pertaining to the Group	**1,599**	**1,512**
Shareholders' equity pertaining to minority interests	**96**	**87**
Consolidated Shareholders' equity (including minority interests)	**1,695**	**1,599**

The variation in the consolidation reserve relative to the companies consolidated on a line-by-line basis, compared to 30 June 2006, is substantially connected with the incorporation of Cassa di Risparmio di Mirandola S.p.A.

The cash flow statement

The variations in the Group cash flows at 30 September and 30 June 2006 compared to the closing date of the financial 2005 are summarized as follows:

Amounts in millions of euros	30 September 2006	30 June 2006
Management	260.0	132.0
- profit for the period	*235.0*	*89.0*
- other variations	*25.0*	*43.0*
Net cash flow from/for financial assets and liabilities	-315.0	-180.0
Net cash flow from/for operating activities	**-55.0**	**-48.0**
Net cash flow from/for investing activities	**-36.0**	**-35.0**
Net cash flow from/for borrowing activities	**92.0**	**92.0**
CASH FLOW FOR THE PERIOD	**1.0**	**9.0**

The above dynamics reflects the financial fluctuations commented in the previous paragraphs.

The Group's organisational activities

Regulatory actions

In the course of the first nine months of 2006 the following actions have been arranged:

- in compliance with the document issued by the Basel Committee on Banking Supervisions ("Compliance and the Compliance Function in Banks") in April 2005, that provides that the Compliance Function is governed by specific corporate regulations, the new "Banca CR Firenze Group Compliance Regulation" was approved";
- with reference to Legislative Decree 231, the Group attributed responsibilities regarding offering circulars and staff recruitment, integrated the organizational model 231 following the new Market Abuse legislation, and reviewed the organizational models 231 of the Group Banks;
- with reference to the Provisions for the safeguarding of savings and the regulations over financial markets (Law 262/05), the Group issued internally a set of rules consistently with the amendments made to the Consolidation Act on Finance in relation to the solvency obligations and moreover the first issue of a bonded loan has been made in compliance with the obligation included by the prospectus provided by Law 262/05;
- the requirements provided by Legislative Decree No. 84 of 18 April 2005 were applied, in compliance with the European Directive 2003/48/CE regarding the taxation on the interest paid to individual persons within the European Union, with the consequent production and sending to the Revenue Authorities of the data provided for by the Decree in relation to the operations made in the period 1/07/2005 - 31/12/2005.

Organisational structures

Cassa di Risparmio della Spezia

Following the conclusion of the IT Systems migration process of CR Spezia and in order to keep a single supervisory point on the "end to end" centralized activities, several activities (*Cassa Centrale, Banche e Controlli Contabili, Gestione Filiali Tecniche GPI* and *Pensioni*) were delocalized at CR Spezia, with the creation of a local pole; finally, the "Regulations for the adoption and management of credit risk" were amended to reflect those of the Parent Company and amendments were made to the personnel/organization chart of the Central Structures, separating the area of decision-making in the credit sector from the control functions.

Cassa di Risparmio di Orvieto

The "Regulations for the adoption and management of credit risk" were amended to reflect those of the Parent Company and amendments were made to the personnel/organization chart of the Central Structures and to the Distribution Model of the Bank. The lines of action on the Bank's organisational structure were arranged, within the scope of the Group Government and Integration Project, and are operative in the new Organisational Structure of the Bank starting from 2 October 2006.

Cassa di Risparmio di Civitavecchia

The "Regulations for the adoption and management of credit risk" were amended as resolved by Board of Directors of January 26, 2006 and new instruments for credit assessment - "Internal Rating Model" (MIRA) and "Internal Scoring Model" - were introduced with resolution of the Board of Directors of March 17, 2006; the process of credit proposal and granting was also modified.

Cassa di Risparmio di Pistoia e Pescia

The credit offer and granting processes were changed and the new internal rating system was formalised at the Bank; decision-making powers were also modified.

Cassa di Risparmio di Mirandola

Following the merger through incorporation of CR Mirandola S.p.A. into Banca CR Firenze, the following actions were taken:

- creation of a specific division, called "Cassa di Risparmio di Mirandola / Divisione di Banca CR Firenze", reporting to the Sales Department of the Parent Company;
- creation, within the Division, of a Local Committee with an advisory function in the credit, market policies and customer satisfaction issues;
- creation of the Bologna Area within the Distribution Network of Banca CR Firenze to integrate branches that were not in the old establishment of CR Mirandola.

The Parent Company

In the course of the period, the following activities have been carried out:

- an audit of the Planning and Risk Management Service for implementation of the new planning and control processes;
- restructuring of the Organization and Systems Coordination: the objective is to promote technological innovation as a stimulus to business, to couple and steer the various company divisions in the demands, and better define the spheres of responsibility with the subsidiary Infogroup; the divisions relating to ICT were redistributed, centring procurement activities and program & cost management at the Parent Company, and aggregating at Infogroup operating activities and management of technological infrastructure; the IT Systems Committee was also set up, to ensure the planning of the strategic evolution of the Group's IT activities;
- updating of the Sales Department to concentrate the "product factories" into a unique structure that oversees the entire life cycle and consolidates the focus of the market/segment structures on segment analysis processes and on identifying client needs and making sales pushes, identifying specific means to monitor the quality of the services, communication with the clients, and client satisfaction;
- the creation of the Human Resources Coordination, in order to permit an integrated management of all the variables relative to Human Resources.

Operating continuity

A special Division supervising Operating Continuity was set up and the Group Operating Continuity Plan was implemented; moreover, the Group defined the training plans of the most critical human resources of the centralised divisions for Banca CR Firenze, CR Pistoia, CR Civitavecchia and Centrovita and the respective test plan.

Projects

Now that project management is centralised at Group level, at the end of June 2006 Infogroup passed the planning to the Parent Company and Infogroup's IT systems were aligned accordingly.
As part of the plan implemented in 2006 for developing a new multi-channel technological platform for the office (PTM Project), the process to identify the partner supplier was conducted by expanding the supplier base, expanding the spectrum of activities involved in negotiation and renegotiating the expiration date; these operations allowed to obtain considerable advantages in terms of costs. The new technological renewal provided for by the new contract was carried out in the months of August and September

(with the installation of a new *mainframe*, the activation of the platform for the development of the PTM and the replacement of the entire installed disks with models, that provide improved functionalities of Disaster Recovery.

Operative services

The Local Districts of the Operating Services at CR Spezia has been fully operational since May in its area. The security deposits of CR Spezia and CR Mirandola were centralised, and management of the CR Civitavecchia records has been taken over as well as the new procedure for GPM (Gestioni Patrimoniali Mobiliari, *assets managed with any destination*) and that regarding the securities records for the Group Banks. With regard to the electronic recording of collections and payments made on behalf of Public Authorities, the Province of Florence and the municipalities with over 20,000 inhabitants have been activated.

The Group's commercial activities

In the third quarter of 2006, the Group carried on the business activities focused on the expansion of the clientele, the supply of a high-level service in line with the characteristics and expectations of each market segment, as well as the actions directed to optimise the distribution channels.
The Network of Promoters strengthened, in the course of the third quarter, its territorial control in Central Italy with the opening of the Financial Space of Avezzano (AQ); therefore at 30 September 2006 the network is composed of 31 Financial Spaces with 171 Financial Promoters and the level of borrowing is equal to € 500 million, with an increase of some € 58 million at the end of 2005.
With regard to the innovative channels, the Liberamente Web service (operative on Internet-Web channels, GSM, Wap, Telephone, and digital terrestrial decoder and designed for private customers) recorded approximately 90,000 contracts at 30 September 2006, with an increase of over 20,000 new contracts (equal to 32%) compared to 31 December 2005, while active customers totalled 50,000 units issuing some 200,000 instructions and 5,000,000 transactions.
Finally, the Group has exploited the opportunity deriving from the mandatory provisions established for the VAT number holders, in relation to the sending via Internet of the F24 tax-return form (payment of sundry taxes), in order to increase the canalisation through the Virtual Bank instruments.
The new "Home Banking B@B Light" service, directed to small and middle enterprises, recorded positive sales results, overcoming after only three months the threshold of 1,800 contracts.

The Retail market

In order to consolidate the positive trend of acquiring new customers, in the third quarter of 2006, the Group promoted a commercial initiative for the launch of the new product "Sconto Corrente" at a promotional cost of only € 2 per month until 30 June 2007.
At 30 September 2006 a total of 2,600 new accounts were opened. At the same date, the stock of package accounts of the Giotto Line totalled 282,000 units, up 12% compared to the end of 2005.

Credit cards continued to spread among the customers: the Banca CR Firenze Group counts, at 30 September 2006, 175,000 CartaSi credit cards (+2% compared to 31 December 2005) and over 72,000 prepaid cards (+27% compared to the end of 2005).

On 10 July 2006, the Group started the commercialization of the new current account "Welcome Romania"; the new product, in addition to meet the needs of Romanian immigrants, is directed to further strengthen the relations with the subsidiary Banca C.R. Firenze Romania S.A.
With regard to the offer of loans to private customers, "home" mortgage loans were approved for a total of € 528 million at 30 September 2006.
In this sector, the offer has been re-examined with the launch of the Secure Family Mortgage Loan (home-mortgage with fixed instalment and variable life of issue), a product that allows the customers to be sure about the fact that the amount of the instalment remain unchanged also in situations, like the current one, of uncertainty on interest rates.
In the commercialization of the personal loans line of Findomestic, at 30 September 2006, loans of approximately € 50 million were paid out, showing an increase of 40% compared to 30 September 2005.
As regards the insurance sector, gross premiums collected on a Group level amount to some € 396 million at the end of the third quarter, showing an increase of 14% compared to the same period in the previous year; moreover, it is necessary to note the contribution of additional deposits on existing contracts, some € 63 million, doubled with respect to 30 September 2005.
Particular mention should be made of the strong demand for the policies relative to "Protezione" area (coverage in the event of death and accident), that at 30 September 2006 amounted to 13,000 compared to 2,800 policies over the same period in the previous year (+370%).
With reference to the Individual Portfolio Management which is concentrated in the hands of the Parent Company, the value of assets managed by Banca CR Firenze, relative to the customers of the Group or of the Parent company itself, amounts to € 2,670 million at the end of the third quarter of 2006, remaining substantially unchanged with respect to the previous quarter.
At 30 September 2006 the value of funds managed by CR Firenze Gestion Internationale S.A. stood at € 6,700 million (+6.4% compared to the same period of 2005), also as a result of the extension of the range to 4 new segments (GLF Monetario Plus, GLF Orient Drive, GLF Absolute Bond, GLF Multiasset), that in the third quarter of 2006 totalled some € 161 million.

The total subscribers to the Open Pension Fund "CRF Previdenza" at 30 September 2006 rose to 22,600 units, with an increase of 36% over the same period in the previous year. Administered assets amount to some € 58 million, increasing by 62% compared to 31 December 2005.
In the third quarter of 2006 business activity in the Small Enterprises market concentrated primarily on the development of multi-channels by means of initiatives, such as the launch of the new on-line credit platform in collaboration with "Eurofidi" and "Fiditoscana" consortia (Consorzi di Garanzia Fidi) and the launch of the new service "Home Banking B@B Light".
Following the implementation of the new service model with the Consortia for the Collective Protection of Credit Granted, loans granted through this channel reported considerable increases; in particular, we report an increase in the operations with the Toscana Comfidi consortium of 21% with respect to the same period in the previous year. The collaboration with Trade Associations also continued with the aim to acquire new customers through the subscription of specific agreements. With the same, the Group started intense contacts to activate agreements finalised to the canalisation of F24 models of the associates in an electronic format.
The very positive trend of commercialising the current accounts of the Ioimpresa line continued to 30 September 2006, exceeding 32,000 units (up over 6,000 units compared to 31 December 2005).

The Business Customers Market

The third quarter of 2006 saw the continuation of the activity on "Core" customers (medium-large enterprises with a high development potential), aimed at increasing market share: at 30 September 2006 there were on a whole 529 customers, of which 220 were granted short-term loans for over € 240 million and medium/long-term loans for € 64 million.
The products (Confidi Capital and Confidi Struttura Finanziaria) made in collaboration with Confidi Toscana (Consorzio di Garanzia dell'Associazione Industriali di Firenze) recorded a growing trend; the two products have been also extended to the Toscana Comfidi consortium in the month of August.
Through the collaboration with Centro Factoring, it has been possible to identify potential customers, with which visits and contacts were set up; thanks to this activity, the turnover on the channel redoubled with respect to the previous year.
At 30 September 2006 the commercial flows to the foreign market recorded an increase of over 16% over the previous year; therefore, the good results achieved in the first months of the present year consolidate, in confirmation of a partial return to competitiveness among companies.

The Private Customers Market

During the third quarter of 2006, the commercial action regarding the development of borrowing asset mix continued, concentrating on the asset management, a core product of the Channel; specifically, the realignment of the Private offer strengthened extending to the other Group's banks the Management in Sicav "Scelta Dinamica Private" as well as Sicav Parvest, Schroders, JPMorgan and Fidelity, that can be placed on an administered dossier in a multi-brand view.
At 30 September 2006, the total borrowing of the Channel amounted to over € 5 billion, showing an increase of 11% compared to the end of the previous year.
In 2006 the client acquisition rate further strengthened; the new Private customers have, in fact, increased by 52% with respect to the corresponding period in 2005. Moreover, the Group prepared a new report for Private customers, in which the model portfolios are realigned to six different risk profiles selected by the clientele with a summary of the economic-financial scenario and monthly updating.
The new report allows to explain to the customer his/her investments in details and through a graphic representations as well as to identify the customer's profile and calculate the level of risk of the invested portfolio; this portfolio is subsequently compared with the model aligned to the risk profile of the customer and analysed in the reference economic-financial context. The final part of the report contains a strategy to realign the actual portfolio to the model portfolio, including tactic indications which are consistent with the related market situation.
The new reporting is provided to all the Group's Private Managers.

The Public Bodies Market

In the first nine months of 2006, the number of the Public Bodies managed increased by 5 unites (3 treasury services and 2 cash services), going from 295 Bodies at 31 December 2005 (187 with cash services and 108 with treasury services) to 300 Bodies at 30 September 2006 (189 with cash services and 111 with treasury services).

The Group's credit activities

Below is the data relating to the transactions stipulated in the period 1 January - 30 September 2006.

STATISTICS ON MORTGAGE TRANSACTIONS
1 January- 30 September 2006

Type of transactions stipulated	No. of stipulated transactions
Banca CR Firenze (including CR Mirandola Division)	
Private customers	3,678
Business customers	963
Total	4,641
Cassa Risparmio di Pistoia e Pescia	
Private customers	382
Business customers	199
Total	581
Cassa di Risparmio di Civitavecchia	
Private customers	129
Business customers	50
Total	179
Cassa di Risparmio di Orvieto	
Private customers	164
Business customers	91
Total	255
Cassa di Risparmio di La Spezia	
Private customers	285
Business customers	67
Total	352
Total	
Private customers	4,638
Business customers	1,370
Grand-total	6,008

Control over the credit risk management

Work continued of measuring specific events and monitoring total figures relating to the main areas of activity and the process phases of credit.
Following the introduction of the classification "overdue by more than 180 days", the Group undertook a specific action aimed at defining more effective management procedures; moreover, a specific activity was started up to supervise customers with overdue positions by a period going from 90 to 180 days, also in view of the application of the regulations provided for by the Basel 2 Accord.

Consortia for the Collective Protection of Credit Granted

As part of the relationships existing with Consortia, the product offer was expanded, aimed at their diversification in relation to the clients' risk profiles; this work was consolidated during the period under review, by signing more than 125 new operating agreements executed to supplement existing arrangements.
The new " Rapid Procedure Approval" was also introduced which allows the Bank to release guarantees with immediate approval of operations for limited amounts, on the basis of subscription to a syndicated pre-undertaking agreement. This has definite advantages in terms of effective business relations.
The new agreements related to the aggregation (including the establishment of CentroFidi Terziario, a new Supervised Financial Intermediary created from the merger of Consorzi Fidi belonging to the Confcommercio area) and the transformation of Consortia due to the imminent application of the Basel 2 Accord were implemented.

II Risk Management

All the Group Banks have constantly observed the limits laid down by the Supervisory Board and the Interbank guarantee fund within the scope of the prudential requirements relating to credit and market risks.
The interest rate risk, measured by comparing Tier 1 + Tier 2 to the change in the economic value of capital, calculated by parallel shifts of 200 basic points, is placed within the limits set by internal regulations, so the indicator that measures the exposure to market risks with the 10-day VAR technique in relation to Tier 1 + Tier 2.
With regard to the risk index of ordinary customer loans, the Group shows and incidence of doubtful loans in line with average system data and at the same period of 2005, while non-performing loans/loans tends to decrease, standing below the reference average values.

Human resources and the local area network

Group staff

GROUP EMPLOYEES

	30 September 2006	31 December 2005 (*)	Change
Companies consolidated on a line-by-line basis			
Banca CR Firenze S.p.A.	3,560	3,544	16
CR Pistoia e Pescia S.p.A.	689	692	-3
CR Civitavecchia S.p.A.	215	209	6
CR Orvieto S.p.A.	191	179	12
CR della Spezia S.p.A.	534	519	15
Infogroup S.p.A.	383	373	10
Citylife S.p.A.	4	4	0
Centrovita Assicurazioni S.p.A.	38	37	1
Immobiliare Nuova Sede S.r.l.	1	1	0
Banca C.R. Firenze Romania S.A.	152	130	22
CR Firenze Gestion Internationale S.A.	2	1	1
Total No. employees	**5,769**	**5,689**	**80**

	30 September 2006	31 December 2005	Change
Companies consolidated under the equity method			
Gruppo Findomestic	1,965	1,973	-8
Centro Factoring S.p.A.	107	107	0
Centro Leasing Banca S.p.A.	304	312	-8
Total No. employees	**2,376**	**2,392**	**-16**

(*) The Group staff at 31 December 2005 also include the staff of Banca C.R. Firenze Romania S.A., purchased in the month of March of the present year.

The mean average of resources used on the Channels by the Group Banks is equal to 73.2%, as shown in the following table.

	Central Structures	Channels	**Total**	**% on channels**
Banca CR Firenze S.p.A.	1,033	2,527	3,560	71.0%
CR di Pistoia e Pescia S.p.A.	166	523	689	75.9%
CR di Civitavecchia S.p.A.	31	184	215	85.6%
CR di Orvieto S.p.A.	41	150	191	78.5%
CR della Spezia S.p.A.	120	414	534	77.5%
Total Group Banks	**1,391**	**3,798**	**5,189**	**73.2%**

Territorial network

With regard to the local distribution throughout the national territory, we report that in the third quarter of 2006 Banca CR Firenze opened the branch of San Prospero sulla Secchia and Bologna Arcoveggio, CR Orvieto opened the branch of Tivoli Terme (Rome) and CR Spezia opened the branches of Reggio Emilia and Genova Centro.

Province	CRF	CRP	CRC	CRO	CRS	Group
Firenze	133	4				137
Arezzo	35					35
Siena	19					19
Grosseto	16					16
Lucca	13	8				21
Prato	11	4				15
Pistoia	2	51				53
Massa Carrara	10				8	18
Pisa	13					13
Livorno	10					10
La Spezia					53	53
Perugia	17			2		19
Terni				22		22
Roma	10		26	6		42
Viterbo			4	9		13
Bologna	5	10				15
Modena	20					20
Parma					2	2
Reggio Emilia	1				2	3
Mantova	7					7
Verona	1					1
Genova					2	2
Total	**323**	**77**	**30**	**39**	**67**	**536**

In addition to the branches on the Italian territory, we report that the Group, thanks to the acquisition of Banca C.R. Firenze Romania S.A., is present on the Romanian territory with 11 branches.

Selection

Recruitment activities were conducted regularly on a Group level; they were also conducted for Banca CR Firenze Romania starting from the beginning of the year, including selection interviews and the performance of an assessment relating to all the staff of the Central Management.

The Group received 10,840 curricula in the first nine months of 2006: 1,470 candidates participated in psychological and aptitude tests for selection purposes: 534 interviews were held for a fixed-term contract, 122 interviews were held for hiring specialists and 26 candidates belonging to protected categories have been assessed for a permanent employment. In addition, 29 internships began with a contracted duration of between 2 and 6 months.

Human resources development and management

The third edition of PERSEO was extended to all Group Banks: it is a development programme aimed at permitting people who do not hold organizational responsibility offices to acquire management knowledge and skills: 16 participants have been selected in the month of September.

In February 2006, the first two editions of PERSEO were concluded at the Parent Company; in addition, the Development Tracks related to the Sales Channels (retail, Business and Private Customers) and to some Central Structures were defined and the 2006 Incentive Systems have been defined and presented for the Sale Channels and the Headquarters structures, as well as the Loyalty System for the Network of Promoters. CR Spezia carried out an assessment, which involves approximately 500 resources, directed to check their technical skills and expertise.

Training

In the Parent Company the main action areas concerned the development of management skills (consistently with the expected profile of the relevant professional family), and the credit and finance area. A new edition of the master's course for Business Customers' Managers began in January, with the participation of 21 employees; training activities needed for monitoring risks were carried out with the distribution of the new module "Gestire il rischio di credito" and "Pianoforte 2"; and training activities were also started in support of the IX Patti Chiari initiative, "Information leaflets at the counter in acquisition of financial instruments" and on the average time of response to credit applications. In this period, ordinary sessions were provided on Legislative Decree No. 231/01 for top positions and for updating the evolution of the regulatory framework (Market abuse and Savings Law), regarding Anti-money laundering regulations, credit lines and tax regulations.
In the "Family" sector, a new training module was launched - *"Portafoglio family: raggiungere gli obiettivi"* which reported the participation of 89 managers. In June 2006 the census of on-line technical awareness was started up for the staff of the distribution network. Finally, 177 new employees participated in courses on "Entering the distribution network". In September 2006, the ISO:9001 quality certification relative to the System for the design and delivery of the Group training activities was renewed and extended for the three-year period.
The total training activity distributed for the Parent Company during working hours stood at 16,120 man-days, involving 91.9 % of employees and an average attendance of 4.5 day/participant. On a Group level, employees took part in 23,315 training days during working hours.

Internal communication

The Group executed the Integrated Internal Communication Plan (*Piano Integrato di Comunicazione Interna, PIIC*) for 2006, under which all the activities and most significant projects that will be carried out by the various company Divisions are planned. Furthermore, the Parent Company has begun sounding out personnel motivation and the overall internal climate in the workplaces. The Group Intranet was extended to CR Spezia, with the creation of a customized home page.

Union relations

The Group completed the union procedure required by law and by contract with the Trade Unions of CR Mirandola and the Parent Company, as regards to its merger through incorporation into the same bank; as part of this plan, human resources representatives of the tax collection companies met to discuss the repercussions on the employment relationship pursuant to the current legislative amendments in the sector of tax collection and the impact this process could have on the ownership structure of the same; several meeting have been held to discuss about the change of the counter hours in a few branches of the Parent company. The Coordination actions were started for the control of the prescriptive activities, under Legislative Decree No. 196/03, for the Group Banks; and, finally, the contractual and regulatory framework governing employees moved abroad to Banca C.R. Firenze Romania has been arranged.

Communications

In the first nine months of 2006, the Group communication initiatives, in addition to ordinary activities, were concentrated on several specific projects.
On an institutional level, the Parent Company launched a new advertising campaign which, through a brand-image and message focused on serenity and safety contents, underlines the commitment to accompany customers towards the achievement of their projects; the campaign is still under way on the main reference media.
Always in an institutional context, some events were promoted with the Banca CR Firenze Group acting as sponsor and promoter: the exhibition dedicated to Leon Battista Alberti, where the emphasis was on the aims of sponsorship and the exclusive benefits for Group clients (including some reserved invitation evenings); a series of meetings promoted by the Parent Company and organised by Progetto Città, that saw the participation of Vincenzo Novari and Giuseppe De Rita, Managing Director of 3Italia and General Secretary of CENSIS respectively; the fifth edition of Premio Città di Firenze, held at Teatro della Pergola; the exhibition on the Andes wood products "Artesanos Campesinos" organized at the Sala delle Colonne at the Parent Company's headquarters; the Sole 24 Ore conference on "IAS/IFRS in Italy" and the Forum on Environment organized by Greenaccord, events of a national importance hosted at Palazzo Incontri in Florence.
Among the institutional events addressed to the Group's clientele, particular mention should be made of two concerts of classic music that took place at Basilica Superiore in Assisi, and Museo del Bargello in Florence in the month of July, both promoted by the Parent company.
The institutional presence was re-established in some events with high public participation; such as the International Tennis Tournament, the Golf Tournament at Circolo dell'Ugolino, the Perseo Award and the Banca CR Firenze Trophy at Centro Ippico Toscano.
In April 2006 the communication activities with the media were concentrated on the most important annual date for the institution as a whole, the Shareholders' Meeting of the Parent Company; finally, following the acquisition of Banca CR Firenze Romania,

initiatives were prepared to promote the new brand and a presentation of the new bank was made in Bucharest to the Romanian press, with wide coverage by journalists and media cover.
The integration of Cassa di Risparmio di Mirandola with the Parent Company meant the creation and coordination of communication activities with the clients, the media and the main stakeholders in the Mirandola area.
In the commercial field, the "*Ti presento un amico*" campaign continued, providing the Branches the necessary support to communication instruments and realizing a press campaign with certain media (local newspapers and radio). In August 2006, the campaign "Scontocorrente" was launched, with the creation of billboards and leaflets spread over the Group branches.
The project "Multimedia communication in the branches" was launched with the creation of an ad to put on the advertising totems of the Group branches, and followed by the realisation of counter displays - in favour of the branch clientele - for information papers on the Group products.
An investigation was made on the perception and satisfaction level with the "Open Terms" project in all the Group banks, in addition to a check of the communication instruments in the branch.
Along with their quarterly statements of account, all clients received a newsletter with information on the new sales initiatives for the private and business clients. Specifically, for the account statement of 30 June 2006, a new summary statement was provided at Group level with greater transparency and more information. Regarding the editorial activity plan, the *Toscana Qui* magazines came out, which have been realized thanks to the contribution of Banca CR Firenze and "*Tam-tam*", a magazine created for Group clients directed to update readers on the advantages of having an account of the Giotto line.

Directors' report on consolidated activities

6. The Group's segments of activity

Preface

Following the introduction of the new IAS/IFRS and according to the Bank of Italy's Circular Letter No. 262 of 22 December 2005, the Group set up a VBM (Value Based Management) system, which made it possible not only to produce reporting schemes in compliance with the new regulations, but also to enhance internal management reporting, reinforcing the tie between the latter and the data used for external information.

Identification of the segments of activity

In order to implement the process of re-attributing income and equity elements, the following business areas were firstly identified:

- *Retail*, including the following sub-areas:
    - retail;
    - financial promoters;
    - other bank networks (networks of subsidiary banks that at this time do not have different distribution channels for each of the customer segments served);
- *Business and Private;*
- *Finance* (structure responsible for management of the owned portfolio and Treasury on a Group level;
- *Wealth Management* (companies that develop products for savings management);
- *Corporate center*, or the structure in which the governance, control and management divisions relating to participating interests (including those consolidated on an equity method, such as Findomestic Banca S.p.A.) are concentrated.

Criteria for calculation of profitability by segment of activity

Costs and revenues of the various business areas have been allocated according to the following rules:

- the interest margin has been calculated using internal transfer rates;
- each business area has been assigned the respective direct costs; in addition, indirect costs related to the services rendered by the Corporate Center to the various operating business units have also been assigned to these, based on their effective use;
- the services rendered by the individual business units in favour of other business units were "billed" to the latter;
- a "real property center" was set up as part of the Corporate Center which bears the actual costs related to real assets, billing the individual organizational units notional rents, as calculated based on the actual expenses (for the leased property) or the presumed realisable value of the property (for the owned property).

Each business area has been assigned a specific average absorbed capital, based on the exposure to various types of risk (market, credit, transformation and operating risk).

As a result, the profitability of the individual area was measured in terms of RORAC (Return on Risk Adjusted Capital), through the ratio between the contribution to net Group profit of the segment and the capital absorbed by it, calculated as described above.

§§§§

Segment information (*)

	RETAIL	BUSINESS AND PRIVATE	FINANCE	WEALTH MANAGEMENT	CORPORATE CENTER	GROUP TOTAL
GROSS BANKING REVENUES (€/mil)						
September 2006	514.4	119.5	20.8	40.6	142.2	831.4
September 2005	469.5	111.0	17.8	36.0	57.0	691.3
Change September 2006 / September 2005	9.6%	7.6%	17.1%	12.7%	149.4%	20.3%
PROFIT FROM ORDINARY ACTIVITIES (€/mil)						
September 2006	147.2	46.0	10.6	29.8	113.8	346.0
September 2005	97.6	38.0	10.0	26.0	33.5	205.1
Change September 2006 / September 2005	50.8%	21.0%	6.1%	14.6%	239.8%	68.7%
NET PROFIT (including minority interests) (€/mil)						
September 2006	100.5	36.5	8.0	22.9	91.6	258.2
September 2005	45.5	27.5	7.2	20.0	36.0	134.8
Change September 2006 / September 2005	121.0%	32.8%	10.9%	14.4%	154.5%	91.5%
TOTAL INTEREST-BEARING ASSETS (€/mil)						
September 2006	9,583.1	4,388.1	3,865.1	2,713.5	845.4	21,395.1
December 2005	9,242.8	4,065.3	3,615.3	2,598.4	975.1	20,496.9
Change September 2006/ December 2005	3.7%	7.9%	6.9%	4.4%	-13.3%	4.4%
TOTAL INTEREST-BEARING LIABILITIES						
September 2006	12,220.5	2,652.6	1,771.8	28.1	643.0	17,316.1
December 2005	11,834.7	2,370.3	1,695.6	28.0	863.5	16,792.1
Change September 2006/ December 2005	3.3%	11.9%	4.5%	0.6%	-25.5%	3.1%
AVERAGE ALLOCATED CAPITAL (€/mil)						
September 2006	567.8	270.9	102.0	72.4	690.5	1,703.5
December2005	467.8	245.8	108.8	82.5	509.9	1,414.8
Change September 2006/ December 2005	21.4%	10.2%	-6.3%	-12.3%	35.4%	20.4%
ANNUAL PROFITABILITY (%)						
September 2006	23.6%	18.0%	10.4%	42.2%	17.7%	20.4%
December 2005	18.6%	13.7%	13.6%	36.0%	1.7%	12.3%
Change September 2006/ December 2005	5.0%	4.2%	-3.1%	6.1%	16.0%	8.1%
STAFF						
September 2006	4,125	451	25	40	1,127	5,769
December 2005 (**)	4,097	442	23	38	1,089	5,689
Change September 2006/ December 2005	0.7%	2.0%	7.2%	5.3%	3.5%	1.4%

(*) Note that data at 30 September 2005 was reconstructed by using, prudent evaluations, if necessary.

(**) The staff data at 31 December 2005 is on a proforma basis due to the inclusion in the consolidation area of the subsidiary Banca C.R. Firenze Romania S.A., purchased in 2006, and the exclusion of the tax collection sector employees, whose companies were being disposed of at 30 September 2006.

The results achieved in the first nine months of 2006 show an improvement in annualised profit for the commercial segments; the "Corporate Center" records a significant increase in profitability as a result of the non-recurrent operations.

Directors' Report on consolidated activities

7. Other information

The rating

During the first nine months of 2006, the ratings assigned by Moody's and Fitch remained unchanged and were as follows:

- Moody's Investor Service: A2/P-1
- Fitch Ratings: A-/F2

The first rating is assigned on the "long-term debt", while the second is assigned on the "short-term debt".

Share price performance in the third quarter

At 30 September 2006, the Banca CR Firenze stock was quoted at € 2.406, up 11.5% compared to the closing values of 2005; in the third quarter, the increase was equal to 9.8%. The overall performance was recorded in a positive context, with the MIDEX index increased by 21.4% and the sector index by 17.7%. Only S&P MIB index grew at a slightly slower pace, closing at +7.8%. In the first nine months of the current year the minimum quotation was of € 2.069 and the maximum of € 2.797; in this period, average daily volumes stood at values just above one million four hundred thousand shares traded.


17/10/06
130
125
120
115
110
105
100
95
90
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
BANCA CR FIRENZE
MILAN MIDEX - PRICE INDEX
S&P MIB INDEX - PRICE INDEX
MILAN MIB HISTORIC BANKS - PRICE INDEX
Source: DATASTREAM

Shareholder composition

In the first nine months of the year, significant changes in the entity and composition of the share capital were made, mainly connected with the resolutions of the Extraordinary shareholders' meeting of 27 April 2006, as well as the prosecution of the stock option plan in favour of the managers of the Parent and the Group companies.
With reference to the stock options, we report that in the first months of the year the first trance of the said plan was completed, with the beneficiaries subscribing the remaining 241,181 shares; the second tranche, that relates to a total of 6,800,000 shares, started on 1 August and up to 30 September 3,156,351 shares were subscribed by the beneficiaries.
The share capital at 30 September 2006 was equal to € 826,805,360.40.
The extraordinary shareholders' meeting of 27 April 2006 resolved upon 3 operations to change the share capital:

1. a free capital increase, by transfer of available reserves to capital, completed on 31 May 2006 with an increase from € 0.57 to € 0.60 in the par value of the shares and assignment to shareholders of 2 new shares per every 15 held;
2. a capital increase against payment conferring option rights to the majority of shareholders for a total amount of € 150 million, including share premiums. In accordance with the shareholders' meeting resolutions, the Board of Directors' meeting of 8 June 2006 laid down the terms of the operation, and specifically the subscription price of new shares was set at € 1.75 per share and, accordingly, the subscription ratio was set at 1 new share per every 15 held. The capital increase was met with favour by the market and for a total of 1,288,924,290 rights vested, 1,285,455,960 were exercised on 29 June 2006, following conclusion of options trading on the Electronic Stock Market, while the remaining 3,468,330 non-optioned rights, offered at auction pursuant to Article 2441, paragraph 3, sentence 2, of the Italian Civil Code were fully exercised on 13 July. As a result of this transaction, 85,928,286 shares were overall issued;
3. combination of the shares, with the assignment of 6 shares with a par value of € 1 instead of 10 shares of the current par value of € 0.60; this transaction must be realized within 27 July 2007.

The meeting also resolved the adjustment of the terms of the second tranche of the stock option to conform with the above-mentioned transactions, in order to keep the rights attributable to the beneficiaries of this plan unchanged.
Below are the stakes held by the main shareholders based on available information.

Shareholder	No. of shares	Stake
Ente CR Firenze	579,089,943	42.024%
Sanpaolo IMI S.p.A.	256,497,774	18.614%
BNP Paribas S.A.	90,023,800	6.533%
Fondazione CR Spezia	53,996,960	3.918%
Fondazione CR Pistoia e Pescia	50,834,627	3.689%
Gruppo Banca CARIGE	34,566,245	2.508%
SO.FI.BA.R. (CR Ravenna) S.p.A.	15,025,000	1.090%
Others (Market)	297,974,585	21.624%
Total	**1,378,008,934**	**100.000%**

The equity investment held by Fidelity International Limited (an investment fund management company in the Fidelity Investment Group) should also be noted, including through the subsidiaries, whose share must be currently kept between 2% and 5%, according to communications received pursuant to Article 120 of the Consolidation Act on Finance (TUF).

Corporate Governance

On 12 April 2006, Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio della Spezia e Fondazione Cassa di Risparmio di Pistoia e Pescia entered into a three-year shareholders agreement regarding the relationships between the shareholders in accordance with their shareholding in Banca CR Firenze SpA. As to the contents of these agreement, reference is made to the abstract published in *Il Sole 24 Ore* of 22 April 2006 and on the website of Consob, under the section dedicated to Banca CR Firenze SpA., pursuant to Article 122 of the Consolidation Act on Finance (TUF).
On 14 April 2006, the shareholders, together with SO.FI.BA.R., a Finance Company of Banche Romagnole SpA, reached a further agreement regarding the exercise of voting rights restricted to the following shareholders' meeting of Banca CR Firenze SpA, in addition to presenting a common list of candidates for director positions.
On 27 April 2006, the shareholders' meeting was held both in an ordinary and an extraordinary session.
The ordinary session approved the 2005 financial statements and the distribution of a dividend of € 0.052 per share, as well as renewed the Board of directors by voting for lists of candidates. The list presented by the shareholders under the abovementioned shareholders' agreement obtained the most votes, followed by the one presented by Sanpaolo IMI and the one presented by BNP Paribas S.A. The newly appointed Board of Directors was therefore composed of Aureliano Benedetti (Chairman), Piero Antinori (Vice-Chairman), Pier Giovanni Marzili, Giuseppe Morbidelli, Riccardo Varaldo, Matteo Melley, Alessio Colomeiciuc, Antonio Patuelli, Sergio Ceccuzzi, Pio Bussolotto, Massimo Mattera, Francesco Taranto, Jean Clamon and Giuseppe Spadafora.
In addition, authorisation for the purchase and sale of treasury shares was again given, and the assignment of the auditing activities to PricewaterhouseCoopers S.p.A.
The extraordinary session approved the proposals by the Board of Directors regarding modification of the size and the composition of the share capital as previously described.
On 3 September 2006, Mr. Pier Giovanni Marzili passed away; he had given to the Parent company and to the Group its precious contribution as expertise of corporate strategies and professional. The Board of Directors, on the occasion of the meeting held on 2 October 2006, resolved with the approval of the Board of Statutory Auditors, to replace him with the co-optation for Mr. Federico Vecchioni as a member of the Board of Directors of the Bank. The new Director was born in Padua in 1967; he is the owner of an important commercial firm in Massa Marittima (GR) and also presides

over the General Federation of Landowners and the Chamber of Commerce of Grosseto. In consideration of the outstanding financing relations existing with the company, he was prudentially considered by the Board of Directors as a non independent member pursuant to the Self-Discipline Code of the listed companies.

Significant events after the end of the quarter

No significant events occurred after the end of the third quarter of 2006.

Outlook

The results of the third quarter of 2006 confirm the positive trend of the first six months of the current year and are in line with the expectations and the budget estimates. The Group continues to focus its attention on the effectiveness and rationalization of the recourses, in order to develop synergies in the commercial area and the organizational set-ups with positive results, inter alia, in the costs-revenues ratio.
With regard to the year-end result, the Group - driven by the Parent Company and its Group companies, which continue to achieve positive results both from a commercial point of view and in terms of profitability of the Group companies - is expected to benefit from the effects of these synergies with results substantially in line with the current trend, excluding the non-recurrent components.

Pk6uturjj

BANCA CR FIRENZE

COMUNICAZIONI AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO DI BORSA

Società/Company: Banca CR Firenze S.p.A.

Periodo di riferimento/Reference Period: 1° gennaio 2006- 31 marzo 2006 / 1Q 2006

Comunicazione/Disclosure: periodica/periodic ☐ immediata/immediate ☒ in ritardo/ delayed ☐

Dichiarante/Declarer: Sig. Lino Moscatelli | Qualifica/Position: Direttore Generale/Managing Director

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili

Disclosure of transactions referred to in Article 2.6.4, paragraph 1(a) and in convertible bonds

Data Date	Operazione Transaction [1]	Strumento finanziario/ Financial instrument [2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/ Value	Fonte/ Source [3]
29/3/2006	S	AZO	IT0001000725	73.701	1,225	90.283,73	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
29/3/2006	V	AZO	IT0001000725	73.701	2,8543	210.364,76	Transazione sul mercato/ Market Transaction
						Sub-TOTALE (A)[4]	300.648,49

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and1(c)

Data Date	Operazione/ Transaction[v]	Strumento finanziario /Financia instrument [vi]	Categoria/ Category[vii]	Cod Isin Isin Code	Strumento finanziario sottostante Underlying financial instrument [viii]	Investimento/ Disinvestimento effettivo Actual investment/ disinvestment			Investimento Disinvestimento potenziale (nozionale) Potential (notional) investment/disinvestment			Condizioni Features[ix]
						Quantità Quantity	Prezzo Price	Controv Value	Quantità Quantity	Prezzo Price	Controv Value	
										Sub-TOTALE (B)[x]		
										TOTALE (A) + (B)	300.648,49	

30 marzo 2006/ March 30th, 2006

Note

[1] Indica la tipologia di operazione: / Indicates the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso viene data specifica / other, in which case details are provided

[2] Indica lo strumento finanziario oggetto dell'operazione: / Indicates the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso viene data specifica / Other, in which case details are provided

[3] Indica l'origine dell'operazione: / Indicates the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso viene data specifica / other, in which case details are provided

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.
[v] Indica la tipologia di operazione: / Indicates the type of transactions:
A = acquistio / purchase
V = vendita / sale
O = altro, in tale caso viene data specifica / other, in which case details are provided
[vi] Indica la tipologia di strumento derivato: Indicates the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso viene data specifica / other, in which case details are provided
[vii] Indica la categoria di strumento derivato: / Indicates the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso viene data specifica / other, in which case details are provided
[viii] Indica lo strumento finanziario sottostante / Indicates the underlying financial instrument.
[ix] Specifica le principali condizioni dello strumento (tra cui almeno strike, scadenza, multiplo) / Specifies the main features of the instrument (at least the strike, maturity and multiple)
[x] Indica il controvalore complessivo delle operazioni riportate nel modulo, calcolato utilizzando il controvalore nozionale / Indicates the total value of the transactions included in the form, calculated using the notional value

BANCA CR FIRENZE

COMUNICAZIONI AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO DI BORSA

Società/Company: Cassa di Risparmio di Firenze S.p.A.

Periodo di riferimento/Reference Period: 1° gennaio 2006- 31 marzo 2006 / 1Q 2006

Comunicazione/Disclosure: periodica/periodic ☒ immediata/immediate ☐ in ritardo/ delayed ☐

Dichiarante/Declarer: Sig. Paolo Bucciarelli | Qualifica/Position: Resp. Finanza/Head of Finance Dept.

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili

Disclosure of transactions referred to in Article 2.6.4, paragraph 1(a) and in convertible bonds

Data Date	Operazione Transaction [1]	Strumento finanziario/ Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/ Value	Fonte/ Source[3]
29/3/06	S	AZO	IT0001000725	30.000	1,2250	36.750	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
29/3/06	V	AZO	IT0001000725	30.000	2,8755	86.265	Transazione sul mercato/ Market Transaction
					Sub-TOTALE (A)[4]	123.015	

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and 1(c)

Data Date	Operazione/ Transaction[v]	Strumento finanziario /Financia instrument [vi]	Categoria/ Category[vii]	Cod Isin Isin Code	Strumento finanziario sottostante Underlying financial instrument [viii]	Investimento/ Disinvestimento effettivo Actual investment/ disinvestment			Investimento Disinvestimento potenziale (nozionale) Potential (notional) investment/disinvestment			Condizioni Features[ix]
						Quantità Quantity	Prezzo Price	Controv Value	Quantità Quantity	Prezzo Price	Controv Value	
										Sub-TOTALE (B)[x]		
										TOTALE (A) + (B)	123.015	

7 aprile 2006/ April 7th, 2006

Note

[1] Indica la tipologia di operazione: / Indicates the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso viene data specifica / other, in which case details are provided

[2] Indica lo strumento finanziario oggetto dell'operazione: / Indicates the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso viene data specifica / Other, in which case details are provided

[3] Indica l'origine dell'operazione: / Indicates the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso viene data specifica / other, in which case details are provided

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.
[v] Indica la tipologia di operazione: / Indicates the type of transactions:
A = acquistio / purchase
V = vendita / sale
O = altro, in tale caso viene data specifica / other, in which case details are provided
[vi] Indica la tipologia di strumento derivato: Indicates the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso viene data specifica / other, in which case details are provided
[vii] Indica la categoria di strumento derivato: / Indicates the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso viene data specifica / other, in which case details are provided
[viii] Indica lo strumento finanziario sottostante / Indicates the underlying financial instrument.
[ix] Specifica le principali condizioni dello strumento (tra cui almeno strike, scadenza, multiplo) / Specifies the main features of the instrument (at least the strike, maturity and multiple)
[x] Indica il controvalore complessivo delle operazioni riportate nel modulo, calcolato utilizzando il controvalore nozionale / Indicates the total value of the transactions included in the form, calculated using the notional value

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Moscatelli*	NOME / FIRST NAME	*Pasqualino*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*CASSA DI RISPARMIO DI FIRENZE*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Moscatelli*	NOME / FIRST NAME	*Pasqualino*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
20/06/2006	A	IT0001000725	BANCA CR FIRENZE	AZO	1,341	2.0966	2,811.5406	MERC-IT	
29/06/2006	S	IT0001000725	BANCA CR FIRENZE	AZO	7,728	1.75	13,524	ESE-DI	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							16,335.5406		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER / TYPE OF TRANSACTION [7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													16,335.5406		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0,99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1,01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0,99, whereas for a bond negotiated above the par value at a price of 101 indicate 1,01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated markets
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction and blocks
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or exchange of debt financial instruments for shares
   - MERC-SO = transazione sul mercato a seguito dell'esercizio di stock option – stock grant / transaction over regulated market concurrent to exercise of stock option – stock grant
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future,swap) / exercise of derivatives or settlement of other derivatives (future,swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA GIURIDICA, SOCIETA' DI PERSONE O TRUST / LEGAL PERSON, UNLIMITED PARTNERSHIP OR TRUST

RAGIONE SOCIALE / CORPORATE NAME	*Ente Cassa di risparmio di Firenze*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*CASSA DI RISPARMIO DI FIRENZE*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA GIURIDICA, SOCIETA' DI PERSONE O TRUST / LEGAL PERSON, UNLIMITED PARTNERSHIP OR TRUST

RAGIONE SOCIALE / CORPORATE NAME	*Ente Cassa di risparmio di Firenze*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
29/06/2006	S	IT0001000725	BANCA CR FIRENZE	AZO	36,193,121	1.75	63,337,961.75	ESE-DI	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							63,337,961.75		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													63,337,961.75		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0,99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1,01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0,99, whereas for a bond negotiated above the par value at a price of 101 indicate 1,01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated markets
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction and blocks
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or exchange of debt financial instruments for shares
   - MERC-SO = transazione sul mercato a seguito dell'esercizio di stock option – stock grant / transaction over regulated market concurrent to exercise of stock option – stock grant
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future,swap) / exercise of derivatives or settlement of other derivatives (future,swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction.
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Leonardi*	NOME / FIRST NAME	*Giuseppe*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*CASSA DI RISPARMIO DI FIRENZE*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA'

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Leonardi*	NOME / FIRST NAME	*Giuseppe*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
29/06/2006	S	IT0001000725	BANCA CR FIRENZE	AZO	57	1.75	99 75	ESE-DI	
28/08/2006	V	IT0001000725	BANCA CR FIRENZE	AZO	221,554	2.4756	548,479 0824	MERC-IT	Conseguente esercizio stock options
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							548,578 8324		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITA / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITA DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													548,578.8324		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0,99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1,01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0,99, whereas for a bond negotiated above the par value at a price of 101 indicate 1,01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated markets
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction and blocks
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or exchange of debt financial instruments for shares
   - MERC-SO = transazione sul mercato a seguito dell'esercizio di stock option – stock grant / transaction over regulated market concurrent to exercise of stock option – stock grant
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future,swap) / exercise of derivatives or settlement of other derivatives (future,swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Comotto*	NOME / FIRST NAME	*Ezio*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*CASSA DI RISPARMIO DI FIRENZE*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Comotto*	NOME / FIRST NAME	*Ezio*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
29/06/2006	S	IT0001000725	BANCA CR FIRENZE	AZO	57	1.75	99.75	ESE-DI	
31/10/2006	V	IT0001000725	BANCA CR FIRENZE	AZO	26,000	2.6146	67,979.6	MERC-IT	Azioni sottoscritte per esercizio stock option
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							68,079.35		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													68,079.35		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial Istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0,99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1,01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0,99, whereas for a bond negotiated above the par value at a price of 101 indicate 1,01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated markets
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction and blocks
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or exchange of debt financial Instruments for shares
   - MERC-SO = transazione sul mercato a seguito dell'esercizio di stock option – stock grant / transaction over regulated market concurrent to exercise of stock option – stock grant
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future,swap) / exercise of derivatives or settlement of other derivatives (future,swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*COMOTTO*	NOME / FIRST NAME	*EZIO*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C 2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*CASSA DI RISPARMIO DI FIRENZE*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*COMOTTO*	NOME / FIRST NAME	*EZIO*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[4]	CODICE ISIN / ISIN CODE[5]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[6]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[7]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[8]	NOTE / NOTES
11/01/2007	V	IT0001000725	BANCA CR FIRENZE	AZO	30,000	2.8635	85,905	MERC-IT	STOCK OPTION SOTTOSCRITTE NELLA STESSA DATA
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							85,905		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER / TYPE OF TRANSACTION[7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITA / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITA DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													85,905		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0,99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1,01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0,99, whereas for a bond negotiated above the par value at a price of 101 indicate 1,01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated markets
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction and blocks
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or exchange of debt financial instruments for shares
   - MERC-SO = transazione sul mercato a seguito dell'esercizio di stock option – stock grant / transaction over regulated market concurrent to exercise of stock option – stock grant
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future,swap) / exercise of derivatives or settlement of other derivatives (future,swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*CAPECCHI*	NOME / FIRST NAME	*VANNI*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C 2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*CASSA DI RISPARMIO DI FIRENZE*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*CAPECCHI*	NOME / FIRST NAME	*VANNI*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
12/01/2007	V	IT0001000725	BANCA CR FIRENZE	AZO	16,000	2.8409	45,454.4	MERC-IT	Stock options esercitale il 5.9.2006
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							45,454.4		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITA / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													45.454 4		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0,99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1,01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0,99, whereas for a bond negotiated above the par value at a price of 101 indicate 1,01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated markets
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction and blocks
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or exchange of debt financial instruments for shares
   - MERC-SO = transazione sul mercato a seguito dell'esercizio di stock option – stock grant / transaction over regulated market concurrent to exercise of stock option – stock grant
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future,swap) / exercise of derivatives or settlement of other derivatives (future,swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

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